Filed pursuant to Rule 424(b)(2)

Registration No. 333-107952

PROSPECTUS

Getty Images, Inc.

$265,000,000 0.5% Convertible Subordinated Debentures due 2023 and Common Stock issuable on conversion of the Debentures

On June 9, 2003, we issued and sold $265,000,000 principal amount of 0.5% convertible subordinated debentures due 2023 in a private placement in reliance on an exemption from registration under the Securities Act of 1933, as amended, or the Securities Act. The initial purchasers of the debentures in that offering resold the debentures in offerings in reliance on an exemption from registration under Rule 144A of the Securities Act. The selling security holders may use this prospectus to resell their debentures and the common stock issuable on conversion of their debentures.

We will pay regular interest on the debentures at 0.5% per annum on the principal amount, payable semi-annually in arrears in cash on June 9 and December 9 of each year, beginning December 9, 2003. The debentures are unsecured and are subordinated to our existing and future senior indebtedness and will be effectively subordinated to indebtedness of our subsidiaries.

Holders may convert the debentures into shares of our common stock under the following circumstances: (1) on or prior to December 31, 2007, during any fiscal quarter commencing after September 30, 2003, if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than 120% of the base conversion price (initially 120% of $61.08, or $73.30), (2) at any time after December 31, 2007, if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any fiscal quarter commencing after September 30, 2007 is more than 120% of the base conversion price, (3) if credit ratings on the debentures fall below specified levels, (4) subject to certain exceptions, during the five business day period after any five consecutive trading day period in which the trading price per debenture for each day of the five trading day period was less than 95% of the product of the closing sale price of our common stock and the number of shares issuable on conversion of such debenture, (5) if such debentures have been called for redemption or (6) on the occurrence of certain corporate transactions described herein. The conversion rate will initially depend on the applicable stock price at the time of conversion. However, on June 9, 2008, the conversion rate will be fixed at the conversion rate then in effect.

We will pay contingent interest to holders of the debentures during any six-month period from, and including, an interest payment date to, but excluding, the next interest payment date, commencing with the six-month period ending December 9, 2008, if the average trading price of the debentures for a five trading day measurement period immediately preceding the applicable six-month period equals 120% or more of the principal amount of the debentures. See “Description of Debentures—Contingent Interest” for the contingent interest rate formula.

If a fundamental change, as defined in this prospectus, occurs prior to maturity, holders may require us to purchase for cash all or a portion of their debentures at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, including contingent interest, if any, and accrued and unpaid liquidated damages, if any, to, but excluding, the date of purchase. In addition, holders may require us to purchase all or a portion of their debentures on June 9, 2008, 2013 or 2018, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, including contingent interest, if any, and accrued and unpaid liquidated damages, if any, to, but excluding, the date of purchase.

We may redeem for cash all or a portion of the debentures at any time on or after June 13, 2008 at a price equal to 100% of the principal amount of the debentures being redeemed, plus accrued and unpaid interest, including contingent interest, if any, and accrued and unpaid liquidated damages, if any, to, but excluding, the date of redemption.

For U.S. federal income tax purposes, the debentures will be treated as indebtedness that is subject to the Treasury regulations governing contingent payment debt instruments. You should read the discussion under “Material United States Federal Income Tax Consequences” beginning on page 37.

For a more detailed description of the debentures, see “Description of Debentures” beginning on page 14.

Our common stock is listed on the New York Stock Exchange under the symbol “GYI.” On May 25, 2004, the last reported sale price of our common stock was $53.92.

The debentures and the common stock into which the debentures are convertible may be offered and sold from time to time pursuant to this prospectus by the holders of those securities or by their transferees, pledgees, donees, or successors, all of which we refer to as selling security holders. The selling security holders may sell the securities directly to purchasers or through underwriters, broker-dealers or agents. If required, at the time of a particular offering of securities by a selling security holder, a supplement to this prospectus will be circulated setting forth the name or names of any underwriters, broker-dealers or agents, any discounts, commissions or other terms constituting compensation for underwriters and any discounts, commissions or concessions allowed or reallowed or paid to agents or broker-dealers. The selling security holders will receive all of the net proceeds from the sale of the securities and will pay all underwriting discounts and selling commissions, if any, applicable to any sale. We are responsible for the payment of other expenses incident to the registration of the securities. The selling security holders and any broker-dealers, agents or underwriters that participate in the distribution of any securities may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any sale of the securities may be deemed to be underwriting compensation under the Securities Act.

Investing in the debentures involves risks. See “ Risk Factors” beginning on page 6 and in our most recent Form 10-K that has been filed under the Securities Exchange Act of 1934, as amended, and that is incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 9, 2004.

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You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it.

The selling security holders are offering to sell the debentures and the common stock issuable on conversion of the debentures only in places where offers and sales are permitted.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Throughout this prospectus and the information incorporated herein by reference, we make “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include the words “may,” “will,” “estimate,” “intend,” “continue,” “pro forma,” “expect” or “anticipate” or other similar words. These forward-looking statements generally relate to our plans and objectives for future operations and are based on management’s reasonable estimates of future results or trends. Although we believe that our plans and objectives reflected in, or suggested by, such forward-looking statements are reasonable, we may not achieve such plans or objectives and cannot guarantee future results, levels of activity, performance or achievements. Actual results may differ materially from projected results due to risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section beginning on page 6 of this prospectus and those detailed from time to time in the documents we file with the Securities and Exchange Commission, or the SEC.

You should read this prospectus and the documents incorporated herein by reference completely and with the understanding that actual results may be materially different from what we expect. Except as provided by law, we undertake no obligation after the date of this prospectus to update any forward-looking statements even though our situation may change in the future.

We own or have the right to use various copyrights, trademarks, service marks and trade names in our business. These include, among others, Getty Images, The Image Bank, Stone, Taxi by Getty Images, and Photodisc. Getty Images, Inc. is not affiliated with the J. Paul Getty Museum.

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SUMMARY

This summary highlights information contained, or incorporated by reference, in this prospectus. It is qualified in its entirety by the more detailed information contained, or incorporated by reference, in this prospectus. You should read the full text of, and consider carefully the more specific details contained, or incorporated by reference, in this prospectus before purchasing any debentures or the underlying common stock that is also being registered. In addition, you should carefully consider the information set forth or referred to under the heading “Risk Factors.” Unless the context indicates otherwise, all references in this prospectus to “Getty Images,” “the Company,” “we,” “us,” or “our” refer to Getty Images, Inc. and its subsidiaries.

Getty Images

Getty Images, Inc. was founded in 1995 and is a leading provider of imagery and related products and services to businesses worldwide. We deliver our products primarily digitally via the Internet and on CD-ROMs. We sell our products through an international distribution network of company-operated offices serving customers in approximately 35 countries. In addition, our products are sold through a global network of distributors serving customers in approximately 65 countries. We pioneered the solution to aggregate and distribute visual content and, since 1995, have brought many of the visual content industry’s leading image collections under one centralized corporate structure.

We provide our high quality, relevant imagery to creative professionals at advertising agencies, graphic design firms, corporations and film and broadcasting companies; press and editorial customers involved in newspaper, magazine, book, CD-ROM and online publishing; and corporate communications departments and other business customers. By aggregating the content of our various leading imagery collections on the Internet and partnering with other stock imagery providers, we offer a comprehensive and user-friendly solution for our customers’ imagery needs. Our goal is to leverage our internally developed search and e-commerce technology to continue to develop our position as a leader in the visual content industry.

We offer our customers a variety of visual content products, including creative, or “stock” imagery (both still and moving images), editorial photography, archival imagery (both still and moving), illustrations and related products and services. Imagery is offered to customers through our creative photography collections (The Image Bank, Photodisc, Photographer’s Choice, Stone and Taxi), Getty Images Film and Getty Images Editorial (news, sports, entertainment and archival imagery) and collections of other imagery providers, such as Digital Vision, National Geographic and Time Life Pictures. These products and services are offered through our website, CD-ROMs and our international distribution network.

Our principal executive offices are located at 601 N. 34th Street, Seattle, Washington 98103, and our telephone number is (206) 925-5000. Our primary website is located at www.gettyimages.com. The information contained on our website is not included as a part of, or incorporated by reference into, this prospectus.

You can obtain more information regarding our business by reading our Annual Report on Form 10-K for the year ended December 31, 2003, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and the other reports we file with the SEC. See “Where You Can Find More Information.”

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The Offering

Issuer	Getty Images, Inc.

Debentures	$265,000,000 aggregate principal amount of 0.5% Convertible Subordinated Debentures due 2023.

Offering Price	100% of the principal amount of each debenture. The principal amount per debenture is $1,000.

Maturity	June 9, 2023.

Ranking

The debentures are unsecured and are subordinated in right of payment to all of our existing and future senior indebtedness, including our senior credit facility, and rank pari passu in right of payment with all of our subordinated indebtedness. As of March 31, 2004, we had $3.7 million of senior indebtedness outstanding in the form of letters of credit outstanding. As of such date, our liabilities reflected on our consolidated balance sheet, excluding the foregoing indebtedness but including indebtedness and other liabilities such as trade payables and accrued expenses, were approximately $121.0 million. On July 10, 2003, we used the net proceeds from the issuance of these debentures and other funds to redeem the $250.0 million of subordinated indebtedness for $261.1 million in cash, which included a call premium of $7.1 million and accrued interest of $4.0 million. The debentures are effectively subordinated to indebtedness of our subsidiaries. See “Description of Debentures—Ranking and Subordination.”

Regular Interest

The debentures bear regular interest at 0.5% per annum on the principal amount, from June 9, 2003, payable semi-annually in arrears in cash on June 9 and December 9 of each year, beginning December 9, 2003.

Conversion Rate	Prior to June 9, 2008, the conversion rate will be determined as follows:

•	if the applicable stock price is less than or equal to the base conversion price, the conversion rate will be the base conversion rate; and
•	if the applicable stock price is greater than the base conversion price, the conversion rate will be determined in accordance with the following formula:

Base Conversion Rate + [	(Applicable Stock Price - Base Conversion Price)	x Incremental Share Factor ]
Applicable Stock Price

Notwithstanding the foregoing, in no event will the conversion rate exceed 26.2054, subject to the same proportional adjustment as the base conversion rate, which we refer to as the maximum conversion rate.

From and after June 9, 2008, the conversion rate will be fixed at the conversion rate determined as set forth above assuming a conversion date that is eight trading days prior to June 9, 2008, which we refer to as the fixed conversion rate. The “base conversion rate” is 16.3720, subject to adjustment as described under “Description of Debentures—Conversion Procedures—Conversion Rate Adjustments.” The “base conversion price” is a dollar amount (initially $61.08) derived by dividing the principal amount per debenture by the base conversion rate. The “incremental share factor” is 16.3720, subject to the same proportional adjustment as the base conversion rate. The “applicable stock price” is equal to the average of the closing sale prices of our common stock over the five trading day period starting the third trading day following the conversion date of the debentures.

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Conversion Rights	A holder may convert each debenture for a number of shares of our common stock, par value $0.01 per share, equal to the conversion rate under the following circumstances:
•	on or prior to December 31, 2007, in any fiscal quarter (and only during such fiscal quarter) commencing after September 30, 2003, if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than 120% of the base conversion price (initially 120% of $61.08, or $73.30);
•	at any time after December 31, 2007, if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any fiscal quarter commencing after September 30, 2007 is more than 120% of the base conversion price (initially 120% of $61.08, or $73.30);
•	at any time after the date on which the credit rating assigned to the debentures by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. and its successors, which we refer to as S&P, is below B-, or the credit rating assigned to the debentures by Moody’s Investor Services and its successors, which we refer to as Moody’s, is below B3;
•	during the five business day period after any five consecutive trading day period in which the trading price per debenture for each day of that period was less than 95% of the product of the closing sale price of our common stock and the conversion rate on each such day;
•	if such debentures have been called for redemption; or
•	on the occurrence of certain corporate transactions described under “Description of Debentures—Conversion Rights—Conversion Rights on Occurrence of Certain Corporate Transactions.”

Contingent Interest

We will pay contingent interest to holders of the debentures during any six-month period from, and including, an interest payment date to, but excluding, the next interest payment date, commencing with the six-month period ending December 9, 2008, if the average trading price of the debentures for a five trading day measurement period immediately preceding the beginning of the applicable six-month period equals 120% or more of the principal amount of the debentures. During any period when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of debentures will equal 0.5% per annum calculated on the average trading price of $1,000 principal amount of debentures during the five trading day measuring period used to determine whether contingent interest must be paid. Any contingent interest will be payable on the interest payment date at the end of the relevant six-month period.

Redemption of Debentures at Our Option

We may redeem for cash all or a portion of the debentures at any time on or after June 13, 2008 at a price equal to 100% of the principal amount of the debentures to be redeemed plus accrued and unpaid interest, including contingent interest, if any, and liquidated damages, if any, to, but excluding, the redemption date. Holders may convert their debentures after they are called for redemption at any time prior to the close of business on the business day immediately preceding the redemption date. See “Description of Debentures—Redemption of Debentures at Our Option.”

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Purchase of Debentures by Us at the Option of the Holder

Holders may require us to purchase all or a portion of their debentures on June 9, 2008, 2013 or 2018, at 100% of the principal amount thereof, plus accrued and unpaid interest, including contingent interest, if any, and accrued and unpaid liquidated damages, if any, to, but excluding, the date of purchase. See “Description of Debentures—Purchase of Debentures by Us at the Option of the Holder.”

Fundamental Change

If a fundamental change occurs prior to the stated maturity date, a holder may require us to purchase all or part of its debentures at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, including contingent interest, if any, and accrued and unpaid liquidated damages, if any, to, but excluding, the date of purchase.

A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive consideration that is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a U.S. national securities exchange, or
•	is approved, or immediately after the transaction or event will be approved, for quotation on the NASDAQ National Market, Inc., commonly known as NASDAQ, or any similar U.S. system of automated dissemination of quotations of securities prices.

Sinking Fund	None.

U.S. Federal Income Taxation

Under the indenture governing the debentures, we agreed, and by acceptance of a beneficial interest in a debenture each holder of a debenture will be deemed to have agreed, to treat the debentures as indebtedness for U.S. federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments. For U.S. federal income tax purposes, interest income on the debentures will be deemed to accrue from June 9, 2003 at the rate of 9.25% per year, compounded semi-annually, which is the rate at which we would issue a nonconvertible, fixed rate debt instrument with no contingent payments, but with terms and conditions otherwise similar to the debentures. United States Holders (as defined in “Material United States Federal Income Tax Consequences” beginning on page 37) will be required to accrue interest income on a constant yield to maturity basis at this rate (subject to certain adjustments), with the result that a United States Holder generally will recognize taxable interest income significantly in excess of regular interest payments that the United States Holder actually receives while the debentures are outstanding.

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A United States Holder will also recognize gain or loss on the sale, exchange, conversion or retirement of a debenture in an amount equal to the difference between the amount realized on the sale, exchange, conversion or retirement, including the fair market value of our common stock received, if any, and the United States Holder’s adjusted tax basis in the debenture. Any gain recognized on the sale, exchange, conversion or retirement of a debenture generally will be ordinary interest income; any loss generally will be treated as ordinary loss in an amount equal to the excess, if any, of (i) the interest previously included in income, over (ii) certain adjustments previously taken into account, and thereafter, capital loss. See “Material United States Federal Income Tax Consequences” beginning on page 37.

DTC Eligibility

The debentures were issued in book-entry form and are represented by one or more permanent global certificates deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company, or DTC, in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of Debentures—Book-Entry System.”

Use of Proceeds	We will not receive any of the proceeds of the sale by the selling security holders of the debentures or the common stock into which the debentures may be converted.

NYSE Symbol for Getty Images Common Stock	“GYI”

Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges for the years ended December 31, 1999 through 2003 and the three months ended March 31, 2004 are set forth in the table below.

	Three months ended March 31, 2004	Years ended December 31,

		2003	2002	2001	2000	1999

Ratio of earnings to fixed charges (1)	17.4	6.5	2.7	N/A	N/A	N/A
Deficiency of earnings to fixed charges (2)	N/A	N/A	N/A	$98,662	$164,151	$69,493

(1)	Ratio of earnings to fixed charges means the ratio of income before fixed charges and income taxes to fixed charges, where fixed charges are the aggregate of interest expense, including amortization of debt issuance costs, and an allocation of rental charges to approximate equivalent interest.
(2)	Due to net losses incurred in 1999, 2000 and 2001, the ratio of earnings to fixed charges in those years was less than 1:1. We would have had to generate additional earnings in the amounts indicated in the table to have achieved a ratio of 1:1.

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RISK FACTORS

Prospective investors should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth below for risks involved with an investment in the debentures.

Before purchasing any debentures or common stock issuable on conversion of the debentures, you should carefully consider the following risks, together with all of the other information contained, or incorporated by reference, in this prospectus. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected.

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the risk factors set forth below. See also “Special Note Regarding Forward-Looking Statements” above.

Risks Associated with our Business

WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY AGAINST EXISTING OR POTENTIAL COMPETITORS

The market for visual content and related products and services is highly competitive. We believe that the principal competitive factors are: name recognition; company reputation; the quality, relevance and diversity of the images in a company’s collections; the quality of contributing photographers and filmmakers under contract with a company; effective use of current and emerging technology; customer service; pricing; accessibility of imagery and speed of fulfillment. Some of our existing and potential competitors may have or may develop resources superior to ours, or other such competitive advantages. If we are not able to compete effectively, we could lose market share, which could have an adverse effect on our results of operations. Our current and potential competitors include: other general visual content providers such as Corbis, Creatas, Photonica, Superstock and Zefa Visual Media; specialized visual content companies that are well established in their local, content or product-specific market segments such as Reuters News Service, the Associated Press, Action Images, WireImage and Zuma Press; stock film footage businesses such as Corbis Motion; and commissioned photographers. There are also hundreds of small stock photography and film footage agencies and image content aggregators throughout the world.

OUR QUARTERLY FINANCIAL RESULTS AND STOCK PRICE MAY FLUCTUATE

Our revenues and operating results are expected to vary from quarter to quarter due to a number of factors, both within and outside of our control, including, but not limited to, the following:

•	demand for our existing and new content, products and services, and those of our competitors;
•	changes in our pricing policies and practices;
•	changes in the sales mix of our products and services, including the mix of licensed uses, company owned and licensed imagery, and the geographic distribution of such licenses;
•	our ability to attract and retain customers;
•	costs related to potential acquisitions and development of technology, services, products, or new businesses; and
•	fluctuations in foreign currency exchange rates, or changes in U.S. and global capital markets, economies or applicable tax laws and regulations.

Because of these risks and others, it is possible that our future quarterly results may differ from management’s expectations and the expectations of analysts and investors, causing our stock price to fluctuate.

OTHER IMAGERY PARTNERS ARE IMPORTANT TO OUR BUSINESS

We have entered into commercial agreements with other businesses to host and license their imagery on the gettyimages.com website. These arrangements require resource and personnel commitments by us, limiting the number of images from other imagery partners we may host or integrate during a given period. Additionally, if there are problems with the relevancy, quality, or market and customer acceptance of this imagery, or if a significant image partner were to terminate or fail to renew an agreement with us, our revenues and operating results may be adversely affected.

IMPAIRMENT OF THE VALUE OF SIGNIFICANT ASSETS COULD HAVE AN ADVERSE IMPACT ON OUR OPERATING RESULTS

Our operating results and earnings in future periods may be adversely affected as a result of impairments to the reported value of certain significant assets, the valuation of which requires management’s most difficult judgments as a result of the need to make estimates and assumptions about the effects of matters that are inherently uncertain.

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Goodwill and Identifiable Intangible Assets. Goodwill is the excess of the purchase price and related costs over the fair value of net assets acquired in business combinations. Goodwill arising from business combinations prior to July 1, 2001 was amortized over the associated estimated useful lives, ranging from three to 30 years. Amortization of goodwill for 2001 was $66.1 million. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” This statement required us to cease amortization of goodwill and alternatively test the goodwill balance for impairment annually and between annual tests in certain circumstances. When assessing impairment, we must estimate the implied fair value of our goodwill. We estimate the implied fair value based on a discounted cash flow model that involves significant assumptions and estimates based on management’s best judgments of current and future circumstances, including currently enacted tax laws, our future weighted average cost of capital, and our future financial performance. As circumstances change, it is reasonably possible that future goodwill impairment tests could result in a loss on impairment of assets, which would be included in the determination of income from operations. At August 31, 2003, our annual valuation date, the implied fair value of our goodwill exceeded its carrying value by $1.2 billion, causing management to believe that impairment is unlikely in the near future. The balance of goodwill at March 31, 2004 was $603.0 million.

Identifiable intangible assets are assets that do not have physical representation, but that arise from contractual or other legal rights or are capable of being separated or divided from us and sold, transferred, licensed, rented, or exchanged. The majority of the $15.5 million net book value of our identifiable intangible assets at March 31, 2004 consisted of customer lists ($7.2 million) and trademarks, trade names and copyrights ($6.3 million). Identifiable intangible assets are generally valued based on discounted future cash flows that management estimates will be generated by the assets and are amortized on a straight-line basis over their estimated useful lives (see “Estimated Useful Lives of Certain Long-Lived Assets” below for more information).

Estimated Useful Lives of Certain Long-Lived Assets. The estimated useful lives of our most significant property and equipment and identifiable intangible assets are discussed below. Should we determine at some point in the future that the useful lives of these assets are shorter than estimated, it is reasonably possible that we would be required to accelerate the amortization, or write off the impaired portion, of the unamortized balance of these assets.

Property and equipment

The majority of the $119.3 million net book value of our property and equipment at March 31, 2004 consisted of image content ($56.7 million), hardware and software ($34.5 million) and leasehold improvements ($21.3 million).

The estimated useful lives of image content are determined based on the average life of imagery that is currently generating revenue. Periodically, we perform analyses of populations of imagery that are representative of all of our image collections. These analyses have shown that the average life of contemporary imagery approximates four years and that the average life of archival imagery approximates 40 years. Historical revenue may not be indicative of future revenue, and therefore, these estimated useful lives are inherently uncertain and require management’s most difficult judgments.

The three-year estimated useful life of hardware and software is determined based on prior experience with related technology and the expected future utility of the assets to us based on our operating plans. As hardware and software providers’ future support of today’s technology and the future of technology in general are inherently uncertain, these estimated useful lives require management’s most difficult judgments. These lives are reviewed whenever events or changes in circumstances indicate that revisions may be required, such as significant technological developments, or the failure of a vendor to continue to support a particular version of software.

Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the improvement, ranging from two to 20 years, with the majority of the net book value invested in assets with remaining estimated useful lives ranging from 11 to 13 years. The estimated useful lives of improvements are determined based on our prior experience with similar assets and the expected future utility of the assets to us based on our operating plans. Our future operating plans could change and we may choose to, or be required to, terminate our leases and thereby abandon our leasehold improvements prior to the termination of the lease or the end of the otherwise estimated useful life. As such, these estimated useful lives require management’s most difficult judgments. These lives are reviewed whenever events or changes in circumstances indicate that revisions may be required, such as a planned move to or from, or remodeling of, a leased space.

Identifiable intangible assets

As discussed above, the majority of the net book value of our identifiable intangible assets at March 31, 2004 consisted of customer lists and trademarks, trade names and copyrights. We are required to evaluate the remaining useful lives of our identifiable intangible assets

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each reporting period to determine whether events and circumstances warrant revisions to the remaining periods of amortization. No revisions were determined to be necessary through March 31. 2004. Any future revisions would be applied prospectively.

The estimated useful lives of customer lists, ranging from five to seven years, are determined based on our prior experience with customers in general and revenue we expect to generate through these specific customers in the future. As customers are free to terminate their relationship with us at any time, as our past experience with one group of customers may not be indicative of our future experience with another group, and as past revenue may not be indicative of future revenue, the estimation of these useful lives requires management’s most difficult judgments.

The estimated useful lives of trademarks, trade names and copyrights, ranging from two to 10 years, are generally based on contractual or other legal terms. As these assets’ useful lives may terminate prior to their contractual life due to changes in operating plans, brand strategy, acquisition or disposition of businesses, and legal action, among other circumstances, the estimation of these useful lives requires management’s most difficult judgments.

Income Taxes. We analyze our tax positions and record estimates in our consolidated balance sheets for potential tax liabilities that may arise in the future relating to current and prior tax periods. These estimates require management’s most difficult judgments as they are based on interpretations of tax laws. These balances are reviewed periodically, and to the extent that future liabilities differ from management’s estimates, it is reasonably possible that we would be required to increase or decrease our estimates of these liabilities through an entry to income tax expense in our consolidated statements of operations.

Deferred income taxes, reflecting the impact of temporary differences between financial and tax reporting and of tax loss carryforwards, are based on currently enacted tax laws. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are classified into net current and net non-current amounts, based on the balance sheet classification of the related asset or liability. Deferred U.S. income taxes are not provided for unremitted foreign earnings of our foreign subsidiaries because we expect those earnings will be permanently reinvested.

In the fourth quarter of 2003, we updated our estimated future taxable income for our U.S. operations and determined that it was more likely than not that we would realize more of the deferred tax asset than the net balance at that date. Therefore, we reduced our valuation allowance by $25.3 million, with $10.2 million related to net operating losses reversed through a credit to income tax expense and $15.1 million related to employee stock option exercises reversed through a credit to additional paid-in capital. We retained approximately $3.0 million of the valuation allowance relating to deferred tax assets generated from capital loss carryforwards and foreign net operating losses that we may not fully recover. As of March 31, 2004, we had net deferred tax assets of $66.2 million.

The deferred tax assets in respect of loss carryforwards and the related loss carryforwards at March 31, 2004 expire as follows:

	DEFERRED TAXES	NET OPERATING LOSS CARRYFORWARDS

(In thousands)

Between 2018 and 2021 (domestic)	38,865	101,740
Between 2004 and 2009 (foreign)	1,781	4,261
Indefinite (foreign)	1,911	5,830

Totals	42,557	111,831

The remaining $23.6 million in deferred tax assets relate to temporary differences between book and tax income and, to the extent that they are not absorbed by future taxable income, they will increase future net operating losses. Although realization is not assured, management believes, based on its current estimates of near-term future taxable income for its U.S. operations and tax-planning strategies, that it is more likely than not that the domestic net deferred tax assets will be realized within a reasonable period of time and substantially prior to the expiration of the net operating loss carryforwards between 2018 and 2021. In the event that actual results differ from management’s current expectations, the valuation allowance could materially change, directly impacting our consolidated financial statements. We will reevaluate the valuation allowance each year upon completion of updated estimates of taxable income for future periods. If the estimates indicate that we are unable to use all or a portion of the net deferred tax asset balance, a greater valuation allowance will be recorded and charged to income tax expense in the period of that determination, which could be in advance of the expiration of the loss carryforwards.

9	GETTY IMAGES, INC.

SYSTEMS SECURITY RISKS AND CONCERNS MAY HARM OUR BUSINESS

An important component of our business is the secure transmission of confidential information and the transaction of commerce over the Internet. Developments in computer capabilities, viruses, or other events could result in compromises or breaches of our systems or those of other websites and networks, jeopardizing proprietary and confidential information belonging to us or our customers, or causing potentially serious interruptions in our services, sales or operations. We may be required to expend significant additional resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. Additionally, any well-publicized compromises of our security system or the Internet may reduce our customers’ desire to transact business over the Internet.

WE MAY EXPERIENCE SYSTEM FAILURES AND SERVICE INTERRUPTIONS

The digitization and Internet distribution of our visual content continues to be a key component of our business and growth strategy. As a result, our revenues are dependent on the ability of our customers to access and conduct transactions through our website. In the past, we have experienced infrequent system interruptions that made portions of our website unavailable or prevented us from efficiently taking or fulfilling orders. We cannot guarantee that we can prevent future interruptions. Additionally, we depend on certain third-party software and system providers for the processing and distribution of our imagery and related products and services. System failures or interruptions, whether as a result of our internally developed systems or those of the third-party providers, may inconvenience our customers, result in negative publicity, and negatively affect our provision of services and the volume of images we license and deliver over the Internet.

We have focused significant resources and attention on the installation and development of enterprise systems for technology, business processes, sales and marketing systems, finance and royalty systems, customer interfaces, and other corporate administrative functions. We will need to continue improving these enterprise systems and their efficiencies as well as our network infrastructure to accommodate increased traffic on our website, sales volume, and the processing of the resulting information. Without continued improvement and enhancements to our enterprise systems and network infrastructure, we may face system interruptions, poor response times, diminished customer service, impaired quality and speed of order fulfillment, and potential problems with our financial reporting.

The computer and communications hardware necessary to operate our corporate functions are located in metropolitan areas worldwide. Any of these systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, earthquake and similar events. We do not have complete redundancy for all of our network and telecommunications facilities.

CERTAIN OF OUR STOCKHOLDERS CAN EXERCISE SIGNIFICANT INFLUENCE OVER OUR BUSINESS AND AFFAIRS

Some of our stockholders own substantial percentages of the outstanding shares of our common stock. Getty Investments L.L.C., The October 1993 Trust, The JD Klein Family Settlement, Mr. Mark H. Getty, our Chairman of the Board, and Mr. Jonathan D. Klein, our Chief Executive Officer, collectively the Getty Group, owned approximately 18% of the outstanding shares of our common stock at April 30, 2004. Getty Investments alone owned approximately 17% of the outstanding shares of our common stock at April 30, 2004. Mr. Mark H. Getty, our Chairman of the Board, serves as the Chairman of the Board of Directors of Getty Investments, while Mr. Jonathan D. Klein, our Chief Executive Officer, serves on the Board of Directors of Getty Investments.

As a result of their share ownership, the Getty Group has significant influence over all matters requiring approval of our stockholders, including the election of directors and the approval of business combinations. The substantial percentage of our common stock held by the Getty Group could also make us a less attractive acquisition candidate or have the effect of delaying or preventing a third party from acquiring control over us at a premium over the then-current price of our common stock. In addition to ownership of common stock, certain members of the Getty Group have management and/or director roles within our company that increase their influence over us.

OUR RIGHT TO USE “GETTY IMAGES” TRADEMARKS IS SUBJECT TO FORFEITURE IN THE EVENT WE EXPERIENCE A CHANGE OF CONTROL

We own trademarks and trademark applications for the name “Getty Images.” We use “Getty Images” as a corporate identity, as do certain of our subsidiaries, and we use “Getty Images” as a product and service brand. We refer to these trademarks and trademark applications as the Getty Images Trademarks. In the event that a third party or parties not affiliated with the Getty family acquires control of Getty Images, Getty Investments L.L.C. has the right to call for an assignment to it, for a nominal sum, of all rights to the Getty Images Trademarks. In the event of an assignment, we will have 12 months to continue to use the Getty Images Trademarks, after which time we no longer would have the right to use them. Getty Investments’ right to cause such an assignment might have a negative impact on the amount of consideration that a potential acquirer would be willing to pay to acquire our common stock.

10	GETTY IMAGES, INC.

AN INCREASE IN GOVERNMENT REGULATION OF THE INTERNET AND E-COMMERCE COULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS

We are subject to a number of laws and regulations directly applicable to e-commerce. State, federal and foreign governments have and may continue to adopt legislation regulating the Internet and e-commerce. Such legislation or regulation could both increase our cost of doing business and impede the growth of the Internet while decreasing its acceptance or effectiveness as a communications and commerce medium.

Existing or future laws and regulations that may impact our business include, but are not limited to, those that govern or restrict:

•	privacy issues and data collection, processing, retention and transmission;
•	pricing and taxation of goods and services offered over the Internet;
•	website content, or the manner in which products and services may be offered over the Internet; and
•	sources of liability for companies involved in Internet services or e-commerce.

CERTAIN PROVISIONS OF OUR CORPORATE DOCUMENTS AND DELAWARE CORPORATE LAW MAY DETER A THIRD PARTY FROM ACQUIRING OUR COMPANY

Our Board of Directors has the authority to issue up to 5 million shares of preferred stock and to fix the rights, preferences, privileges and restrictions of such shares without any further vote, approval or action by our stockholders. This authority, together with certain provisions of our restated certificate of incorporation, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. This could occur even if our stockholders consider such change in control to be in their best interests. In addition, the concentration of beneficial ownership of our common stock in the Getty Group, along with certain provisions of Delaware law, may have the effect of delaying, deterring or preventing a takeover of our company.

OUR ABILITY TO SERVICE OUR INDEBTEDNESS WILL DEPEND ON OUR FUTURE PERFORMANCE

Our level of indebtedness may pose substantial risks to our security holders, including the risk that we may not be able to generate sufficient cash flow to satisfy our obligations under our indebtedness or to meet our capital requirements. We will dedicate a portion of our cash flow to pay principal and interest on any amounts outstanding under our senior credit facility and our 0.5% convertible subordinated debentures due 2023. Our ability to service our indebtedness will depend on our future performance, which will be affected by general economic conditions and financial, business and other factors, many of which are beyond our control.

OUR INDEBTEDNESS COULD REDUCE OUR FLEXIBILITY

Restrictive covenants in our senior credit facility may limit our flexibility in planning for, or reacting to, changes in our business and competitive environment. While we currently anticipate that our available sources of liquidity will be sufficient to meet our needs for working capital and capital expenditures for at least the next 12 months, changes in U.S. and global capital markets and economies, including significant fluctuations in interest rates and the price of our equity securities, or fluctuations in the results of our operations may impede our access to, or increase the cost of, external financing for our operations and any acquisitions.

11	GETTY IMAGES, INC.

Risks Associated with the Debentures

AN ACTIVE PUBLIC MARKET MAY NOT DEVELOP FOR THE DEBENTURES.

We do not intend to list the debentures on any national securities exchange or automated quotation system. We cannot assure you that an active or sustained trading market for the debentures will develop or that the holders will be able to sell their debentures.

Moreover, even if the holders are able to sell their debentures, we cannot assure you as to the price at which any sales will be made. Future trading prices of the debentures will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. Additionally, it is possible that the market for the debentures will be subject to disruptions which may have a negative effect on the holders of the debentures, regardless of our prospects or financial performance.

THE DEBENTURES ARE SUBORDINATED TO ALL OF OUR EXISTING AND FUTURE SENIOR INDEBTEDNESS.

The debentures are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness, including all indebtedness incurred under our senior credit facility. In the event of our bankruptcy, liquidation or reorganization or on acceleration of the debentures due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the debentures only after all of our senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding debentures. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture governing the debentures. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the debentures could be negatively impacted. As of March 31, 2004, we had approximately $3.7 million of senior indebtedness in the form of letters of credit. In addition, at March 31, 2004 there was approximately $81.3 million available to be drawn by us as senior indebtedness under our senior credit facility. We may from time to time incur additional debt, including senior indebtedness.

WE CONDUCT A SUBSTANTIAL PORTION OF OUR OPERATIONS THROUGH OUR SUBSIDIARIES, WHICH MAY AFFECT OUR ABILITY TO MAKE PAYMENTS ON THE DEBENTURES.

We conduct a substantial portion of our operations through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the debentures, is dependent on the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the debentures or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent on our subsidiaries’ earnings and business considerations.

Our right to receive any assets of any of our subsidiaries on their liquidation or reorganization, and therefore the right of the holders of the debentures to participate in those assets, is effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. These subsidiaries may incur additional debt and liabilities in the future.

THE DEBENTURES ARE CONVERTIBLE INTO OUR COMMON STOCK ONLY ON THE OCCURRENCE OF CERTAIN CONDITIONS.

The conditional conversion features of the debentures could result in your receiving less than the value of our common stock into which the debentures are convertible. The debentures are convertible into our common stock only if specified conditions are met. If the specific conditions for conversion are not met, you may not be able to receive the value of our common stock into which the debentures would otherwise be convertible.

12	GETTY IMAGES, INC.

CONVERSION OF THE DEBENTURES WOULD DILUTE THE OWNERSHIP INTEREST OF OUR EXISTING STOCKHOLDERS.

The conversion of some or all of the debentures would dilute the ownership interests of our existing stockholders. Any sales in the public market of our common stock issuable on such conversion could adversely affect the prevailing market prices of our common stock. In addition, the existence of the debentures may encourage short selling by market participants because the conversion of the debentures could depress the price of our common stock.

THE TRADING PRICES FOR THE DEBENTURES WILL BE DIRECTLY AFFECTED BY THE TRADING PRICES FOR OUR COMMON STOCK, WHICH ARE IMPOSSIBLE TO PREDICT.

The price of our common stock could be affected by possible sales of our common stock by investors who view the debentures as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. This hedging or arbitrage could, in turn, affect the trading prices of the debentures.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE PURCHASE OF THE DEBENTURES IF REQUIRED BY HOLDERS PURSUANT TO THE INDENTURE.

On the occurrence of certain specific kinds of fundamental changes, we will be required to offer to purchase all outstanding debentures. However, certain important corporate events, such as leveraged recapitalizations, that would increase the level of our indebtedness, would not constitute a “fundamental change” under the debentures. See “Description of Debentures—Fundamental Change Requires Purchase of Debentures by Us at the Option of the Holder.” In addition, we will be required to repurchase all or a portion of the outstanding debentures at the option of the holders on June 9, 2008, 2013 and 2018. However, we might not have sufficient funds available at any such time to make the required repurchase of debentures, and restrictions in our other indebtedness outstanding in the future may not allow any such repurchase.

THE FUNDAMENTAL CHANGE PROVISION OF THE INDENTURE GOVERNING THE DEBENTURES MAY DETER POTENTIAL ACQUIRORS AND WILL RESTRICT OUR ABILITY TO EFFECT CERTAIN TYPES OF RECAPITALIZATION TRANSACTIONS.

Under the indenture governing the debentures, we are required to offer to purchase all of the outstanding debentures for cash on the occurrence of certain fundamental changes. This provision could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, us. For example, a potential acquiror could not issue a combination of stock and cash in exchange for all of our outstanding shares of our common stock without triggering the fundamental change provision. In addition, this fundamental change provision will limit our ability to effect certain types of recapitalization structures. See “Description of Debentures—Fundamental Change Requires Purchase of Debentures by Us at the Option of the Holder.”

YOU SHOULD CONSIDER THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF OWNING THE DEBENTURES.

Under the indenture governing the debentures, we agreed, and by acceptance of a beneficial interest in a debenture each holder of a debenture will be deemed to have agreed, to treat the debentures as indebtedness for U.S. federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments. For U.S. federal income tax purposes, interest income on the debentures will be deemed to accrue from June 9, 2003, at the rate of 9.25% per year, compounded semi-annually, which is the rate at which we would issue a nonconvertible fixed rate debt instrument with no contingent payments, but with terms and conditions otherwise similar to the debentures. United States Holders (as defined in “Material United States Federal Income Tax Consequences” beginning on page 37) will be required to accrue interest income on a constant yield to maturity basis at this rate (subject to certain adjustments), with the result that a United States Holder generally will recognize taxable interest income significantly in excess of regular interest payments that the United States Holder actually receives while the debentures are outstanding.

A United States Holder will also recognize gain or loss on the sale, exchange, conversion or retirement of a debenture in an amount equal to the difference between the amount realized on the sale, exchange, conversion or retirement, including the fair market value of our common stock received, if any, and the United States Holder’s adjusted tax basis in the debenture. Any gain recognized on the sale, exchange, conversion or retirement of a debenture generally will be ordinary interest income; any loss generally will be treated as ordinary loss in an amount equal to the excess, if any, of (i) the interest previously included in income, over (ii) certain adjustments previously taken into account, and thereafter, capital loss. If the Internal Revenue Service does not respect the classification of the debentures as indebtedness or otherwise asserts that the debentures should be treated differently, a holder could experience U.S. federal income tax consequences that are different than those described above. See “Material United States Federal Income Tax Consequences” beginning on page 37.

13	GETTY IMAGES, INC.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling security holders of the debentures or the shares of common stock issuable on conversion of the debentures.

We received net proceeds from the sale of the debentures of approximately $257.7 million, after deducting underwriters’ commissions. We used the net proceeds of this offering and other funds to redeem our $250.0 million in outstanding aggregate principal amount of 5.0% convertible subordinated notes due 2007 in accordance with their terms and to pay the call premium as well as costs and fees associated with that transaction and costs incurred in connection with the issuance of the debentures.

COMMON STOCK PRICE RANGE

Our common stock was traded on the Nasdaq National Market under the symbol “GETY” through November 4, 2002. Beginning on November 5, 2002, our common stock has been traded on the New York Stock Exchange under the symbol “GYI.” The following table sets forth, for each of the quarterly periods indicated, the high and low sale prices of our common stock as reported on the Nasdaq National Market and the New York Stock Exchange, as applicable.

	Common Stock Price

	High	Low

Year Ended December 31, 2002
First Quarter	$30.250	$18.250
Second Quarter	38.480	17.890
Third Quarter	23.280	13.190
Fourth Quarter	31.700	17.590

Year Ended December 31, 2003
First Quarter	$32.290	$25.800
Second Quarter	41.390	26.750
Third Quarter	43.600	31.950
Fourth Quarter	51.000	35.590

Year Ending December 31, 2004
First Quarter	$54.260	$47.150
Second Quarter (through May 25, 2004)	59.610	51.650

On May 25, 2004, the last reported sale price of our common stock as reported on the New York Stock Exchange was $53.92 per share. There were approximately 94 holders of record of our common stock as of May 25, 2004.

DIVIDEND POLICY

We have not paid or declared any dividends on our common stock since our inception and anticipate that we will retain our future earnings to finance the continuing development of our business. The payment of any future dividends will be at the discretion of our board of directors and will depend on, among other things, future earnings, the success of our business activities, regulatory and capital requirements, our general financial condition and general business conditions. In addition, our senior credit facility restricts our ability to pay future dividends. Our board of directors does not expect to declare cash dividends on our common stock in the near future.

14	GETTY IMAGES, INC.

DESCRIPTION OF DEBENTURES

We issued the debentures under an indenture, dated as of June 9, 2003, supplemented as of July 30, 2003 between us and The Bank of New York, as trustee.

The following summary does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, all of the provisions of the debentures and the indenture. We urge you to read the indenture and the form of the debentures, which you may obtain from us on request, because they and not this description define your rights in respect of the debentures. As used in this description, all references to “Getty Images,” “we,” “us” or “our” mean Getty Images, Inc., excluding, unless otherwise expressly stated or the context otherwise requires, any of our subsidiaries.

General

The debentures are subordinated indebtedness of Getty Images and rank on a parity with all of our other existing and future subordinated debt and junior to all existing and future senior indebtedness. See “—Ranking and Subordination” below.

The debentures are limited to $265.0 million aggregate principal amount and were issued only in registered form without coupons in denominations of $1,000 principal amount and any integral multiple of $1,000 above that amount. We use the term “debenture” in this prospectus to refer to each $1,000 principal amount of debentures. The debentures will mature on June 9, 2023. On the maturity date of the debentures, a holder will be entitled to receive the principal amount of a debenture, plus any accrued and unpaid interest, including contingent interest, if any.

The debentures bear regular interest at an annual rate equal to 0.5% on the principal amount from the date of original issuance, June 9, 2003, or from the most recent date to which regular interest has been paid or provided for. Regular interest is payable semi-annually in arrears on June 9 and December 9 of each year, each an interest payment date, beginning December 9, 2003, to the person in whose name a debenture is registered at the close of business on the June 1 or December 1, as the case may be, immediately preceding the relevant interest payment date, each of which we refer to as a record date. Each payment of regular interest will include interest accrued for the period, which we refer to as an interest period, commencing on and including the immediately preceding interest payment date (or, if none, the original issuance date of the debentures) to but excluding the applicable interest payment date. Regular interest on the debentures is computed on the basis of a 360-day year comprised of twelve 30-day months. Contingent interest, if any, will be payable as described below under “—Contingent Interest.” Holders of debentures may also be entitled to receive liquidated damages under the circumstances described below under “—Registration Rights.”

If any interest payment date of a debenture falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day. If the stated maturity date, redemption date, fundamental change purchase date or purchase date of a debenture would fall on a day that is not a business day, the required payment of interest, if any, and principal will be made on the next succeeding business day and no interest on such payment will accrue for the period from and after the stated maturity date, redemption date, fundamental change purchase date or purchase date to such next succeeding business day. The term “business day” means, with respect to any debenture, any day (other than a day which is a Saturday, Sunday or legal holiday in the State of New York) on which banks are open for business in New York, New York.

The debentures are redeemable prior to maturity only on or after June 13, 2008 and as described below under “—Redemption of Debentures at Our Option,” and do not have the benefit of a sinking fund. Principal of and interest on the debentures is payable at the office of the trustee. If certain conditions have been satisfied, the debentures may be presented for conversion at the office of the trustee, and for registration of transfer or exchange at the office of the registrar, which initially is The Bank of New York. No service charge will be made for any registration of transfer or exchange of debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Maturity, conversion, purchase by us at the option of a holder or redemption of a debenture will cause interest to cease to accrue on such debenture. We may not reissue a debenture that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such debenture.

For U.S. federal income tax purposes, the debentures will be treated as indebtedness that is subject to the Treasury regulations governing contingent payment debt instruments. You are urged to read the discussion under “Material United States Federal Income Tax Consequences” beginning on page 37.

15	GETTY IMAGES, INC.

Ranking and Subordination

The payment of the principal of, premium (if any), and interest on, and any liquidated damages (“Additional Amounts”) under the registration rights agreement with respect to the debentures is subordinated in right of payment, to the extent set forth in the indenture, to the payment when due of all of our existing and future Senior Indebtedness. As of March 31, 2004, we had $3.7 million of Senior Indebtedness outstanding (excluding unused commitments) in the form of letters of credit. Getty Images and its subsidiaries may incur substantial additional Indebtedness and, in any case, all or a portion of such Indebtedness may be Senior Indebtedness and may be secured. The debentures are effectively subordinated to all Indebtedness of our subsidiaries.

Only our Indebtedness that is Senior Indebtedness ranks senior to the debentures in accordance with the provisions of the indenture. The debentures in all respects rank pari passu with all of our other Subordinated Indebtedness. Unsecured Indebtedness is not deemed to be subordinate or junior to secured indebtedness merely because it is unsecured, nor is any Indebtedness deemed to be subordinate or junior to other Indebtedness merely because it matures after such other Indebtedness.

We may not pay principal of, premium (if any) or interest on or Additional Amounts with respect to, the debentures and may not otherwise redeem, purchase or retire any debentures (collectively, “pay the debentures”) if (i) any Senior Indebtedness is not paid when due or (ii) any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and/or any such acceleration has been rescinded or such Senior Indebtedness has been paid; provided, however, that we may pay the debentures without regard to the foregoing if we and the trustee receive written notice approving such payment from the Representative of the Senior Indebtedness with respect to which either of the events set forth in clause (i) or (ii) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause (i) or (ii) of the preceding sentence) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we may not pay the debentures (except (i) in Qualified Capital Stock issued by us to pay interest on the debentures or issued in exchange for the debentures, (ii) in securities substantially identical to the debentures issued by us in payment of interest accrued thereon or (iii) in securities issued by us which are subordinated to the Senior Indebtedness at least to the same extent as the debentures and having a Weighted Average Life to Maturity at least equal to the remaining Weighted Average Life to Maturity of the debentures) for a period (a “Payment Blockage Period”) commencing on the receipt by the trustee (with a copy to us) of written notice (a “Blockage Notice”) of such default from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the trustee and us from the Person or Persons who gave such Blockage Notice, (ii) because the default giving rise to such Blockage Notice has been cured or waived or is no longer continuing or (iii) because such Designated Senior Indebtedness has been repaid in full). Notwithstanding the provisions described in the immediately preceding sentence, but subject to the provisions of the first sentence of this paragraph and the provisions of the immediately succeeding paragraph, we may resume payments on the debentures after the end of such Payment Blockage Period. Not more than one Blockage Notice may be given, and not more than one Payment Blockage Period may occur, in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period. In no event, however, may the total number of days during which any Payment Blockage Period or Payment Blockage Periods is in effect exceed 179 days in the aggregate during any 360-consecutive-day period. However, if any Blockage Notice within such 360-day period is given by or on behalf of any holders of Designated Senior Indebtedness (other than the agent under the Senior Credit Facilities), the agent under the Senior Credit Facilities may give another Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Payment Blockage Periods is in effect exceed 179 days in the aggregate during any 360-consecutive-day period. No nonpayment default that existed or was continuing on the date of delivery of any Blockage Notice to the trustee shall be, or be made, the basis for a subsequent Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 consecutive days.

On any payment or distribution of our assets on a total or partial liquidation or dissolution or reorganization or bankruptcy of or similar proceeding relating to us or our property, the holders of Senior Indebtedness will be entitled to receive payment in full, in cash or Cash Equivalents, of the Senior Indebtedness before the holders of the debentures are entitled to receive any payment or distribution, and until the Senior Indebtedness is paid in full, in cash or Cash Equivalents, any payment or distribution to which holders of the debentures would be entitled but for the subordination provisions of the indenture will be made to holders of the Senior Indebtedness as their interests may appear. If a distribution is made to the trustee or to holders of the debentures that, due to the subordination

16	GETTY IMAGES, INC.

provisions, should not have been made to them, the trustee or such holders are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

If payment of the debentures is accelerated because of an Event of Default, we or the trustee shall promptly notify the Representative (if any) of any issue of Designated Senior Indebtedness which is then outstanding; provided, however, that we and the trustee shall be obligated to notify such a Representative (other than with respect to the Senior Credit Facilities) only if such Representative has delivered or caused to be delivered an address for the service of such a notice to us and the trustee (and we and the trustee shall be obligated only to deliver the notice to the address so specified). If a notice is required pursuant to the immediately preceding sentence, we may not pay the debentures (except payment (i) in Qualified Capital Stock issued by us to pay interest on the debentures or issued in exchange for the debentures, (ii) in securities substantially identical to the debentures issued by us in payment of interest accrued thereon or (iii) in securities issued by us which are subordinated to the Senior Indebtedness at least to the same extent as the debentures and have a Weighted Average Life to Maturity at least equal to the remaining Weighted Average Life to Maturity of the debentures), until five business days after the respective Representative of the Designated Senior Indebtedness receives notice (at the address specified in the preceding sentence) of such acceleration and, thereafter, may pay the debentures only if the subordination provisions of the indenture otherwise permit payment at that time.

By reason of such subordination provisions contained in the indenture, in the event of liquidation or insolvency, creditors of ours who are holders of Senior Indebtedness may recover more, ratably, than the holders of the debentures, and creditors of ours who are not holders of Senior Indebtedness (including holders of the debentures) may recover less, ratably, than holders of Senior Indebtedness. In addition, the indenture does not prohibit the transfer or contribution of assets of ours to our Subsidiaries. In the event of any such transfer or contribution, holders of the debentures will be effectively subordinated to the claims of creditors of such Restricted Subsidiaries with respect to such assets.

Conversion Rights

Subject to certain conditions, a holder may convert each debenture for a number of shares of our common stock, par value $0.01 per share, equal to the conversion rate. The ability to surrender debentures for conversion will expire at the close of business on the maturity date of the debentures, unless we have previously redeemed or purchased them.

Prior to June 9, 2008, the conversion rate will be determined as follows:

(1)	if the applicable stock price is less than or equal to the base conversion price, the conversion rate will be the base conversion rate; and

(2)	if the applicable stock price is greater than the base conversion price, the conversion rate will be determined in accordance with the following formula:

Base Conversion Rate + [	(Applicable Stock Price - Base Conversion Price)	x Incremental Share Factor ]
Applicable Stock Price

Notwithstanding the foregoing, in no event will the conversion rate exceed 26.2054, subject to the same proportional adjustment as the base conversion rate, which we refer to as the maximum conversion rate.

From and after June 9, 2008, the conversion rate will be fixed for the remainder of the term of the debentures at the conversion rate determined as set forth above assuming a conversion date that is eight trading days prior to June 9, 2008, which we refer to as the fixed conversion rate, subject to the same adjustments as the base conversion rate.

The “base conversion rate” is 16.3720, subject to adjustment as described under “—Conversion Procedures—Conversion Rate Adjustments.” The “base conversion price” is a dollar amount (initially $61.08) derived by dividing the principal amount per debenture by the base conversion rate. The “incremental share factor” is 16.3720, subject to the same proportional adjustment as the base conversion rate. The “applicable stock price” is equal to the average of the closing sale prices of our common stock over the five trading day period starting the third trading day following the conversion date of the debentures.

We will not deliver any fractional shares of our common stock on conversion of the debentures. In lieu of fractional shares otherwise deliverable (calculated on an aggregate basis) in respect of debentures being converted by a holder, the holder will be entitled to receive an amount of cash equal to the fraction of a share times the applicable stock price.

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Holders may surrender debentures for conversion for shares of our common stock only if at least one of the conditions described below is satisfied. In addition, a debenture for which a holder has delivered a fundamental change purchase notice requiring us to purchase the debentures may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

    Conversion Rights Based on Common Stock Price.

On or prior to December 31, 2007, a holder may surrender a debenture or portions of debentures in integral multiples of $1,000 principal amount for conversion into shares of our common stock in any fiscal quarter (and only during such fiscal quarter) commencing after September 30, 2003, if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than 120% of the base conversion price (initially 120% of $61.08, or $73.30). We refer to this price as the “conversion trigger price.” In addition, a holder may convert the debentures at any time after December 31, 2007, if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any fiscal quarter commencing after September 30, 2007 is more than the conversion trigger price.

“Trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, by NASDAQ or, if our common stock is not quoted by NASDAQ, on the principal other market on which our common stock is then traded.

The “closing sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by NASDAQ or by the National Quotation Bureau Incorporated. In the absence of such a quotation, we will determine the closing sale price on the basis we consider appropriate.

    Conversion Rights on Credit Rating Events.

Holders may surrender their debentures for conversion at any time after the date on which the credit rating assigned to the debentures by S&P is below B-, or the credit rating assigned to the debentures by Moody’s is below B3.

    Conversion on Satisfaction of Trading Price Condition.

Holders may surrender their debentures for conversion into our common stock prior to maturity during the five business day period after any five consecutive trading day period in which the “trading price” per debenture, as determined following a request by a holder of debentures in accordance with the procedures described below, for each day of that period was less than 95% of the product of the closing sale price of our common stock and the conversion rate in effect on such day (determined based on such closing sale price rather than the applicable stock price) (the “trading price condition”); provided that if, on the date of any conversion pursuant to the trading price condition that is on or after June 9, 2018, the closing sale price of our common stock is greater than the effective conversion price, then you will receive, in lieu of our common stock based on the conversion rate, our common stock with a value equal to the principal amount of your debentures plus accrued and unpaid interest, if any, including contingent interest, if any, as of the conversion date (“principal value conversion”). Our common stock delivered on a principal value conversion will be valued at the greater of the effective conversion price on the conversion date and the applicable stock price as of the conversion date. We will deliver such common stock no later than the third business day following the determination of the applicable stock price. The “effective conversion price” is, as of any date of determination, a dollar amount (initially $61.08) derived by dividing the principal amount per debenture by the conversion rate then in effect (assuming a conversion date eight trading days prior to the date of determination); provided that from and after June 9, 2008, the effective conversion price shall be the principal amount divided by the fixed conversion rate.

The “trading price” of the debentures on any date of determination means the average of the secondary market bid quotations obtained by us or a quotation agent appointed by us for $5.0 million principal amount of the debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided

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that if three such bids cannot reasonably be obtained by us or such agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by us or such agent, that one bid shall be used. If we or such agent cannot reasonably obtain at least one bid for $5.0 million principal amount of the debentures from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the debentures, then the trading price per debenture on such day will be deemed to be less than 95% of the product of the “closing sale price” of our common stock and the conversion rate in effect on such day.

In connection with any conversion on satisfaction of the above trading price condition, the trustee shall have no obligation to determine the trading price of the debentures unless we have requested such determination; and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per debenture would be less than 95% of the product of the closing sale price of our common stock and the conversion rate then in effect. At such time, we shall instruct the trustee to determine the trading price of the debentures beginning on the next trading day and on each successive trading day until the trading price per such debenture is greater than or equal to 95% of the product of the closing sale price of our common stock and the conversion rate then in effect.

    Conversion Rights on Notice of Redemption.

A holder may surrender debentures called for redemption for conversion for shares of our common stock at any time prior to the close of business on the business day immediately preceding the redemption date, even if the debentures are not otherwise convertible at such time. A debenture for which a holder has delivered a fundamental change purchase notice, as described below, requiring us to purchase the debenture may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

    Conversion Rights on Occurrence of Certain Corporate Transactions.

If we are party to a consolidation, merger or binding share exchange pursuant to which shares of our common stock would be converted into cash, securities or other property, a holder may surrender debentures for conversion for shares of our common stock at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction (or, if such consolidation, merger or share exchange also constitutes a fundamental change, until the fundamental change purchase date) and, at the effective time, the right to convert a debenture for shares of our common stock will be changed into a right to convert such debenture for the kind and amount of cash, securities or other property of Getty Images or another person that the holder would have received had the holder converted its debenture immediately prior to the transaction. If such transaction also constitutes a fundamental change, the holder will be able to require us to purchase all or a portion of such holder’s debentures as described under “—Fundamental Change Requires Purchase of Debentures by Us at the Option of the Holder.”

If we elect to:

•	distribute to all holders of our common stock rights or warrants entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at less than the average closing sale price for the 10 trading days preceding the declaration date for such distribution; or
•	distribute to all holders of our common stock, cash, assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing sale price of our common stock on the trading day immediately preceding the declaration date for such distribution;

we must notify you at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your debentures for conversion at any time until the earlier of the close of business on the business day immediately preceding the ex-dividend date or any announcement by us that such distribution will not take place. You will not be able to convert your debentures as a result of such a distribution if you will otherwise participate in the distribution without having to convert your debentures.

On determination that debenture holders are or will be entitled to convert their debentures for shares of our common stock in accordance with the foregoing provisions, we will issue a press release and publish such information on our website on the World Wide Web.

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Conversion Procedures

To convert your debenture for our common stock you must do the following (or comply with DTC procedures for doing so in respect of your beneficial interest in debentures evidenced by a global debenture):

•	complete and manually sign the conversion notice on the back of the debenture or facsimile of the conversion notice and deliver this notice to the trustee;
•	surrender the debenture to the trustee;
•	if required, furnish appropriate endorsements and transfer documents;
•	if required, pay all transfer or similar taxes; and
•	if required, pay funds equal to interest payable on the next interest payment date.

Pursuant to the indenture, the date on which all of the foregoing requirements have been satisfied is the conversion date.

On conversion of debentures, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates). Our delivery to the holder of the full number of shares of our common stock for which the debenture is convertible, together with any cash payment for such holder’s fractional shares, will be deemed:

•	to satisfy our obligation to pay the principal amount of the debenture; and
•	to satisfy our obligation to pay accrued but unpaid interest, including contingent interest, if any, attributable to the period from the most recent interest payment date through the conversion date.

As a result, the principal amount and unpaid interest, including contingent interest, if any, through the conversion date are deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the above, if debentures are converted after a record date but prior to the next succeeding interest payment date, holders of such debentures at the close of business on the record date will receive the interest payable on such debentures on the corresponding interest payment date notwithstanding the conversion. Such debentures, on surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the debentures so converted; provided that no such payment need be made (1) if we have specified a redemption date that is after a record date and on or prior to the next interest payment date, (2) if we have specified a fundamental change purchase date that is after a record date and on or prior to the next interest payment date or (3) to the extent of overdue interest or overdue contingent interest, if any, overdue interest or overdue contingent interest exists at the time of conversion with respect to such debenture.

Shares of our common stock and cash in lieu of fractional shares deliverable on conversion will be delivered through the trustee no later than the third business day following the determination of the applicable stock price.

For a discussion of the tax treatment of a holder exchanging debentures, see “Material United States Federal Income Tax Consequences—Tax Consequences to United States Holders—Sale, Exchange, Conversion or Retirement of the Debentures.”

    Conversion Rate Adjustments.

Each of the base conversion rate, the maximum conversion rate, the incremental share factor and any fixed conversion rate will be adjusted for:

•	dividends or distributions on shares of our common stock payable in shares of our common stock;
•	subdivisions, combinations or certain reclassifications of shares of our common stock;
•	distributions to all holders of shares of our common stock of rights or warrants entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at less than the average closing sale price for the 10 trading days preceding the declaration date for such distribution;
•	distributions to all holders of shares of our common stock of shares of our capital stock, evidences of indebtedness or assets, including securities but excluding:
•	rights or warrants specified above;
•	dividends or distributions specified above; and
•	cash distributions and dividends.

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In the event that we make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, one of our subsidiaries or other business units, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted;

•	distributions to all holders of shares of our common stock of cash, excluding any dividend or distribution in connection with Getty Images’ liquidation, dissolution or winding up, to the extent that the aggregate cash dividends per share of our common stock in any twelve month period exceeds the greater of:
•	the annualized amount per share of our common stock of the next preceding quarterly cash dividend on such common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause, as adjusted to reflect subdivisions or combinations of the our common stock; and
•	5% of the average of the closing sale price of our common stock during the 10 trading days immediately prior to the declaration date of the dividend.

If an adjustment is required to be made under this clause as a result of a distribution that is a quarterly dividend, the adjustment would be based on the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause. If an adjustment is required to be made under this clause as a result of a distribution that is not a quarterly dividend, the adjustment would be based on the full amount of the distribution:

•	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the closing sale price per share of such common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; or
•	someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:
•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of our common stock to more than 25% of the total shares of our common stock outstanding, and
•	the cash and value of any other consideration included in the payment per share of our common stock exceeds the current market price per share of our common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger of Getty Images or a sale of all or substantially all of our assets.

To the extent that we adopt a rights plan during the term of the debentures, you will receive, on conversion of your debentures, in addition to our common stock, the rights under the rights plan unless, prior to the conversion, the rights have expired, terminated or been redeemed or unless the rights have separated from our common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described under the fourth bullet point above, subject to readjustment in the event of the subsequent expiration, termination or redemption of such rights.

In the event of:

•	any reclassification of our common stock;
•	a consolidation, merger or combination involving us; or
•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for such common stock, on conversion of your debentures you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the debentures for our common stock immediately prior to any of these events.

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If at any time we increase the conversion rate, either at our discretion or pursuant to the conversion rate adjustment provisions contained in the debentures, the increase may be treated as a constructive distribution to holders, resulting in a taxable dividend to them to the extent of our current and/or accumulated earnings and profits. See “Material United States Federal Income Tax Consequences—Tax Consequences to United States Holders—Constructive Dividends.” We may, from time to time, increase the conversion rate for a period of at least 20 business days if our board of directors has made a determination that this increase would be in our best interests.

Any such determination by our board will be conclusive. We would give holders at least 15 days’ notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any United States federal income tax to holders of our common stock resulting from any stock or rights distribution. See “Material United States Federal Income Tax Consequences” beginning on page 37. We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Contingent Interest

We will pay contingent interest to holders of the debentures during any six-month period from and including an interest payment date to but excluding the next interest payment date, commencing with the six-month period ending December 9, 2008, if the average trading price of the debentures for a five trading day measurement period immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the debentures. During any period when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of debentures will equal 0.5% per annum calculated on the average trading price of $1,000 principal amount of debentures during the five trading day measuring period immediately preceding the applicable six-month interest period used to determine whether contingent interest must be paid. “Trading price” is defined above under “—Conversion Rights—Conversion on Satisfaction of Trading Price Condition.” Contingent interest, if any, will accrue from the first day of any interest period and be payable on the interest payment date at the end of the relevant six-month period to holders of the debentures as of the record date relating to such interest payment date.

On determination that debenture holders will be entitled to receive contingent interest during a relevant six-month period, we will issue a press release and publish such information on our website on the World Wide Web as soon as practicable.

Redemption of Debentures at Our Option

Prior to June 13, 2008, the debentures are not redeemable at our option. Beginning on June 13, 2008 and thereafter we may redeem the debentures for cash at any time as a whole, or from time to time in part. The redemption price of a debenture will be the principal amount of such debenture on the redemption date, plus accrued and unpaid interest, including contingent interest if any, and accrued and unpaid liquidated damages, if any, to, but excluding, such date. We will give not less than 30 days nor more than 60 days notice of redemption by mail to holders of the debentures.

If we decide to redeem fewer than all of the outstanding debentures, the trustee may select the debentures by lot, pro rata, or by another method the trustee considers fair and appropriate. If the trustee selects a portion of your debentures for partial redemption and you convert a portion of your debentures, the converted portion will be deemed, to the extent practicable, to be the portion selected for redemption.

Purchase of Debentures by Us at the Option of the Holder

You have the right to require us to purchase all or a portion of your debentures on June 9, 2008, 2013 or 2018, or if any such day is not a business day, on the immediately succeeding business day, each such day a “purchase date.” We will be required to purchase for cash, at a purchase price equal to 100% of the principal amount thereof on the applicable purchase date plus accrued and unpaid interest, including contingent interest, if any, and accrued and unpaid liquidated damages, if any, to, but excluding, such purchase date, any outstanding debenture for which a written purchase notice has been properly delivered by the holder to the trustee and not withdrawn, subject to certain additional conditions. At our sole discretion, we may also add additional dates on which

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you may require us to purchase all or a portion of your debentures. However, we cannot assure you that we will add any purchase dates. You may submit your debentures for purchase to the trustee at any time from the opening of business on the date that is 21 business days prior to the purchase date until the close of business on the purchase date. Our ability to satisfy our purchase obligations may be affected by the factors described in “Risk Factors” under the heading “We may not have the ability to raise the funds necessary to finance the purchase of the debentures if required by holders pursuant to the indenture.”

We are required to give notice on a date not less than 21 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things, the procedures that holders must follow to require us to purchase their debentures.

To exercise this right, you must deliver a written notice to the trustee prior to the close of business on the purchase date. Your purchase notice electing to require us to purchase your debentures must state:

•	if certificated debentures have been issued, the debenture certificate numbers, or if not, such information as may be required under applicable DTC procedures;
•	the number of debentures to be purchased; and
•	that we are to purchase the debentures pursuant to the applicable provisions of the debentures and the indenture.

You may withdraw any purchase notice by a written notice of withdrawal delivered to the trustee prior to the close of business on the purchase date. The notice of withdrawal must state:

•	the number of withdrawn debentures;
•	if certificated debentures have been issued, the certificate numbers of the withdrawn debentures, or if not, such information as may be required under applicable DTC procedures; and
•	the number, if any, of debentures that remain subject to your purchase notice.

Payment of the purchase price for a debenture for which a purchase notice has been delivered and not withdrawn is conditioned on book-entry transfer or delivery of the debenture, together with necessary endorsements, to the trustee at its corporate trust office in the Borough of Manhattan, the City of New York, or any other office of the trustee, at any time after delivery of the purchase notice. Payment of the purchase price for the debenture will be made promptly following the later of the purchase date and the time of book-entry transfer or delivery of the debenture. If the trustee holds money sufficient to pay the purchase price of the debenture on the business day following the purchase date, then, on and after the date:

•	the debenture will cease to be outstanding;
•	interest on the debenture will cease to accrue; and
•	all other rights of the holder will terminate.

This will be the case whether or not book-entry transfer of the debenture has been made or the debenture has been delivered to the trustee, and all other rights of the holder will terminate, other than the right to receive the purchase price on delivery of the debenture.

We may be unable to purchase the debentures in the event you elect to require us to purchase your debentures as set forth above. If you elect to require us to purchase your debentures as set forth above, we may not have enough funds to pay the purchase price for all tendered debentures. The senior credit facilities contain, and any future credit agreements or other agreements relating to our indebtedness may contain, provisions prohibiting purchase of the debentures under certain circumstances. If you elect to require us to purchase your debentures as set forth above at a time when we are prohibited from repurchasing debentures, we could seek the consent of our lenders to purchase the debentures or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase the debentures. Our failure to purchase tendered debentures would constitute an event of default under the indenture, which would constitute a default under our senior indebtedness and might constitute a default under the terms of our other indebtedness.

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Fundamental Change Requires Purchase of Debentures by Us at the Option of the Holder

If a fundamental change occurs at any time prior to the maturity of the debentures, you will have the right, at your option, subject to the terms and conditions of the indenture, to require us to purchase for cash any or all of your debentures. We will purchase the debentures at a price equal to 100% of the principal amount of the debentures to be purchased plus any accrued and unpaid interest to, but excluding, the fundamental change purchase date, unless such fundamental change purchase date falls after a record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding record date. We will be required to purchase the debentures as of the business day to be specified by us that is not less than 20 nor more than 35 business days after the occurrence of such fundamental change, which we refer to as a fundamental change purchase date.

A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive consideration that is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a U.S. national securities exchange; or
•	is approved, or immediately after the transaction or event will be approved, for quotation on NASDAQ or any similar U.S. system of automated dissemination of quotations of securities prices.

Within 15 business days after the occurrence of a fundamental change, we are obligated to mail to the trustee and to all holders of debentures at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the fundamental change, stating, among other things:

•	the events causing a fundamental change;
•	the date of such fundamental change;
•	the last date on which the purchase right may be exercised;
•	the fundamental change purchase price;
•	the fundamental change purchase date;
•	the name and address of the trustee;
•	the conversion rate and any adjustments to the conversion rate;
•	that debentures with respect to which a fundamental change purchase notice is given by the holder may be converted only if the fundamental change purchase notice has been withdrawn in accordance with the terms of the debentures and the indenture; and
•	the procedures that holders must follow to exercise these rights.

To exercise this right, you must deliver a written notice to the trustee prior to the close of business on the fundamental change purchase date. The required purchase notice on a fundamental change must state:

•	if certificated debentures have been issued, the debenture certificate numbers, or if not, such information as may be required under applicable DTC procedures;
•	the number of debentures to be purchased; and
•	that we are to purchase such debentures pursuant to the applicable provisions of the debentures and the indenture.

You may withdraw any fundamental change purchase notice by a written notice of withdrawal delivered to the trustee prior to the close of business on the fundamental change purchase date. The notice of withdrawal must state:

•	the number of the withdrawn debentures;
•	if certificated debentures have been issued, the debenture certificate numbers, or if not, such information as may be required under applicable DTC procedures; and
•	the number, if any, of debentures that remain subject to your fundamental change purchase notice.

A holder must either effect book-entry transfer or deliver the debentures to be purchased, together with necessary endorsements, to the office of the trustee after delivery of the fundamental change purchase notice to receive payment of the fundamental change

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purchase price. You will receive payment in cash promptly following the later of the fundamental change purchase date or the time of book-entry transfer or the delivery of the debentures. If the trustee holds money or securities sufficient to pay the fundamental change purchase price of the debentures on the business day following the fundamental change purchase date, then, immediately after the fundamental change purchase date:

•	the debentures will cease to be outstanding;
•	interest will cease to accrue; and
•	all other rights of the holder will terminate.

This will be the case whether or not book-entry transfer of the debentures is made or whether or not the debentures are delivered to the trustee.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

These fundamental change purchase rights could discourage a potential acquiror of us. However, this fundamental change purchase feature is not the result of our management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation or part of a plan by management to adopt a series of antitakeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to purchase the debentures on a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us or our business.

We may be unable to purchase the debentures in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the fundamental change price for all tendered debentures. Our senior credit facilities contain, and any future credit agreements or other agreements relating to our indebtedness may contain, provisions prohibiting purchase of the debentures under some circumstances or expressly prohibit our purchase of the debentures on a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing debentures, we could seek the consent of our lenders to purchase the debentures or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase the debentures. Our failure to purchase tendered debentures would constitute an event of default under the indenture, which would constitute a default under our senior indebtedness and might constitute a default under the terms of our other indebtedness.

Consolidation, Merger, Sale or Conveyance

We may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless:

•	we are the surviving corporation or the successor is a U.S. domestic corporation, limited liability company, partnership, trust or other entity, and assumes, expressly or by operation of law, our obligations under the debentures and under the indenture,
•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing, and
•	we have delivered to the trustee an officers’ certificate and an opinion of counsel (which may be in-house counsel) each stating that such transaction complies with these requirements.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all our obligations under the debentures and the indenture.

Events of Default

The following events are defined in the indenture for the debentures as “Events of Default”:

(i)	the failure to pay interest on the debentures when the same becomes due and payable and the default continues for a period of 30 consecutive days (whether or not such payment is prohibited by the provisions described under “—Ranking and Subordination” above);

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(ii)	the failure to pay principal of or premium, if any, on any debentures when such principal or premium, if any, becomes due and payable, at maturity, on redemption or otherwise (whether or not such payment is prohibited by the provisions described under “—Ranking and Subordination” above);

(iii)	a default in the observance or performance of any other covenant or agreement contained in the indenture which default continues for a period of 60 consecutive days after we receive written notice thereof specifying the default from the trustee or the holders of at least 25% in aggregate principal amount of outstanding debentures;

(iv)	the failure to pay at the stated maturity (giving effect to any extensions thereof) the principal amount of any Indebtedness of Getty Images or any Restricted Subsidiary of Getty Images, or the acceleration of the final stated maturity of any such Indebtedness, if the aggregate principal amount of such Indebtedness, together with the aggregate principal amount of any other such Indebtedness in default for failure to pay principal at the final stated maturity (giving effect to any extensions thereof) or which has been accelerated, aggregates $20.0 million or more at any time in each case after a 10-day period during which such default shall not have been cured or such acceleration rescinded;

(v)	one or more judgments in an aggregate amount in excess of $25.0 million (which are not covered by insurance as to which the insurer has not disclaimed coverage and which are not, in the good faith judgment of our board of directors, subject to third party indemnification) being rendered against Getty Images or any of its Significant Restricted Subsidiaries and such judgment or judgments remain undischarged or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable; and

(vi)	certain events of bankruptcy, insolvency or reorganization affecting Getty Images or any of its Significant Restricted Subsidiaries.

On the happening of any event of default as described above and in the indenture, the trustee may, and the trustee on the request of holders of 25% in principal amount of the outstanding debentures shall, or the holders of at least 25% in principal amount of outstanding debentures may, declare the principal of all the debentures, together with all accrued and unpaid interest and premium, if any, to be due and payable by notice in writing to us and the trustee specifying the respective Event of Default and that it is a “notice of acceleration,” which we refer to as the Acceleration Notice, and the same shall become immediately due and payable. If an Event of Default with respect to bankruptcy proceedings relating to us or any Significant Restricted Subsidiaries occurs and is continuing, then such amount will ipso facto become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of the debentures.

At any time after a declaration of acceleration with respect to the debentures as described in the preceding paragraph, the holders of a majority in principal amount of the debentures then outstanding (by notice to the trustee) may rescind and cancel such declaration and its consequences if

(i)	the rescission would not conflict with any judgment or decree of a court of competent jurisdiction,

(ii)	all existing Defaults and Events of Default have been cured or waived except nonpayment of principal of or interest on the debentures that has become due solely by such declaration of acceleration,

(iii)	to the extent the payment of such interest is lawful, interest (at the same rate specified in the debentures) on overdue installments of interest and overdue payments of principal, which has become due otherwise than by such declaration of acceleration has been paid,

(iv)	we have paid the trustee its reasonable compensation and reimbursed the trustee for its reasonable expenses, disbursements and advances and

(v)	in the event of the cure or waiver of a Default or Event of Default of the type described in clause (vi) of the first paragraph of this section above, the trustee has received an officers’ certificate and Opinion of Counsel that such Default or Event of Default has been cured or waived.

The holders of a majority in principal amount of the debentures may waive any existing Default or Event of Default under the indenture, and its consequences, except a default in the payment of the principal of or interest on any debentures.

We are required to deliver to the trustee, within 120 days after the end of our fiscal year, a certificate indicating whether the signing officers know of any Default or Event of Default that occurred during the previous year and whether we have complied with our obliga -

26	GETTY IMAGES, INC.

tions under the indenture. In addition, we are required to notify the trustee of the occurrence and continuation of any Default or Event of Default promptly after we become aware of the same.

Subject to the provisions of the indenture relating to the duties of the trustee in case an Event of Default thereunder should occur and be continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the debentures unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Subject to such provision for security or indemnification and certain limitations contained in the indenture, the holders of a majority in principal amount of the outstanding debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

Modification of the Indenture

From time to time, we and the trustee, together, without the consent of the holders of the debentures, may amend or supplement the indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies. Other modifications and amendments of the indenture may be made with the consent of the holders of a majority in principal amount of the then outstanding debentures, except that, without the consent of each holder of the debentures affected thereby, no amendment may, directly or indirectly:

(i)	reduce the amount of debentures whose holders must consent to an amendment;

(ii)	reduce the rate of or change the time for payment of interest, including contingent interest or liquidated damages, on any debentures;

(iii)	reduce the principal of or change the stated maturity of any debentures, or change the date on which any debentures may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor;

(iv)	make any debentures payable in money other than that stated in the debentures and the indenture;

(v)	make any change in provisions of the indenture protecting the right of each holder of a debenture to receive payment of principal of, premium on and interest on such debenture on or after the due date thereof or to bring suit to enforce such payment or permitting holders of a majority in principal amount of the debentures to waive a Default or Event of Default;

(vi)	after our obligation on the occurrence of a fundamental change to purchase the debentures arises under the indenture, amend, modify or change our obligation to make or consummate a purchase offer or waive any default in the performance thereof or modify any of the provisions or definitions with respect to any such offers; or

(vii)	adversely affect the rights of holders of the debentures under the conversion provisions of the indenture.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding debentures or by depositing with the trustee after the debentures have become due and payable, whether at stated maturity, or any redemption date, or on conversion or otherwise, cash or our common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding debentures and paying all other sums payable by us under the indenture.

Concerning the Trustee

The indenture contains certain limitations on the rights of the trustee, should it become a creditor of ours, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding debentures will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur (which shall not be cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the

27	GETTY IMAGES, INC.

trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of debentures, unless such holder shall have offered to the trustee reasonable indemnity or security against any loss, liability or expense.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Capital Stock” means

(i)	with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated) of capital stock of such Person and

(ii)	with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

“Capitalized Lease Obligation” means, as to any Person, the obligation of such Person to pay rent or other amounts under a lease to which such Person is a party that is required to be classified and accounted for as a capital lease obligation under GAAP, and for purposes of this definition, the amount of such obligation at any date shall be the capitalized amount of such obligation at such date, determined in accordance with GAAP.

“Cash Equivalents” means

(i)	marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(ii)	marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s;

(iii)	commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(iv)	certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $200.0 million;

(v)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and

(vi)	investments in money market funds that invest substantially all their assets in securities of the types described in clauses (i) through (v) above.

“Commodity Agreement” means any commodity futures contract, commodity option or other similar agreement or arrangement.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Designated Senior Indebtedness” means any

(i)	Senior Indebtedness under the Senior Credit Facilities and

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(ii)	Senior Indebtedness of ours which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $20.0 million and is specifically designated by us in the instrument evidencing or governing such Senior Indebtedness as “Designated Senior Indebtedness” for purposes of the indenture.

“Disqualified Capital Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or on the happening of any event, matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, on the occurrence of a change of control), in whole or in part, on or prior to the final maturity date of the debentures; provided that only the portion of Capital Stock which so matures or is mandatorily redeemable or is so redeemable at the sole option of the holder thereof prior to June 9, 2023 shall be deemed Disqualified Capital Stock.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the original issue date of the debentures including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or the SEC or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the indenture shall be computed in conformity with GAAP.

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

“Indebtedness” means with respect to any Person, without duplication, any liability of such Person

(i)	for borrowed money,

(ii)	evidenced by bonds, debentures, notes or other similar instruments,

(iii)	constituting Capitalized Lease Obligations,

(iv)	incurred or assumed as the deferred purchase price of property, or pursuant to conditional sale obligations and title retention agreements (but excluding trade accounts payable arising in the ordinary course of business),

(v)	for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction,

(vi)	for Indebtedness of others Guaranteed by such Person,

(vii)	for Interest Swap Agreements, Commodity Agreements and Currency Agreements and

(viii)	for Indebtedness of any other Person of the type referred to in clauses (i) through (vii) which is secured by any Lien on any property or asset of such first referred to Person, the amount of such Indebtedness being deemed to be the lesser of the value of such property or asset or the amount of the Indebtedness so secured.

The amount of Indebtedness of any Person at any date shall be

(i)	the outstanding principal amount of all unconditional obligations described above, as such amount would be reflected on a balance sheet prepared in accordance with GAAP, and the maximum liability at such date of such Person for any contingent obligations described above,

(ii)	the accreted value thereof, in the case of any Indebtedness issued with original issue discount and

(iii)	the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Interest Swap Agreements” means any interest rate protection agreement, interest rate future, interest rate option, interest rate swap, interest rate cap or other interest rate hedge or arrangement.

“Lien” means, with respect to any asset, any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

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“Obligations” means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing, or otherwise relating to, any Indebtedness.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the trustee. The counsel may be an employee of or counsel to the Company.

“Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Representative” means the indenture trustee or other trustee, agent or representative in respect of any Senior Indebtedness; provided, however, that if, and for so long as, any issue of Senior Indebtedness lacks such a representative, then the Representative for such issue of Senior Indebtedness shall at all times constitute the holders of a majority in outstanding principal amount of such issue of Senior Indebtedness.

“Restricted Subsidiary” means a Subsidiary of Getty Images other than an Unrestricted Subsidiary and includes all of the Subsidiaries of Getty Images existing as of the Subordinated Debentures Issue Date. The board of directors of Getty Images may designate any Unrestricted Subsidiary or any person that is to become a Subsidiary as a Restricted Subsidiary.

“Senior Credit Facilities” means the senior credit facilities evidenced by that certain Credit Agreement dated as of July 19, 2002, among us, Bank of America, N.A., as Administrative Agent, and the lenders from time to time party to the Credit Agreement, together with all amendments, modifications, replacements and refinancings thereof.

“Senior Indebtedness” means, whether outstanding on the Subordinated Debentures Issue Date or thereafter issued, all of our Indebtedness, including interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us or any Restricted Subsidiary whether or not a claim for post-filing interest is allowed in such proceeding) and premium, if any, thereon, and other monetary amounts (including fees, expenses, reimbursement obligations under letters of credit and indemnities) owing in respect thereof unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that the obligations in respect of such Indebtedness ranks pari passu with the debentures; provided, however, that Senior Indebtedness will not include

(1)	any obligation of Getty Images to any majority owned Restricted Subsidiary,

(2)	any Indebtedness, Guarantee or obligation of us that is expressly subordinate or junior in right of payment to any other of our Indebtedness, Guarantee or obligation of Getty Images, including any Subordinated Indebtedness or

(3)	obligations in respect of any Capital Stock.

“Significant Restricted Subsidiary” means, at any date of determination, any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article I, Rule 1-02 of Regulation S-X, promulgated under the Securities Act as such rule is in effect on the Subordinated Debentures Issue Date.

“Subordinated Debentures Issue Date” means the date of original issuance of the debentures.

“Subordinated Indebtedness” means the debentures and any other Indebtedness of Getty Images that specifically provides that such Indebtedness is to rank pari passu with, or junior to, the debentures in right of payment and is subordinated by its terms in right of payment to any Indebtedness or other obligation of Getty Images which is Senior Indebtedness.

“Subsidiary,” with respect to any Person, means

(i)	any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly through one or more intermediaries, by such Person or

(ii)	any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, through one or more intermediaries, owned by such Person.

Notwithstanding anything in the indenture to the contrary, all references to us and our consolidated Subsidiaries or to financial information prepared on a consolidated basis in accordance with GAAP shall be deemed to include us and our Subsidiaries as to

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which financial statements are prepared on a combined basis in accordance with GAAP and to financial information prepared on such a combined basis. Notwithstanding anything in the indenture to the contrary, an Unrestricted Subsidiary shall not be deemed to be a Restricted Subsidiary for purposes of the indenture.

“Unrestricted Subsidiary” means a Subsidiary of Getty Images so designated by a resolution adopted by the board of directors of Getty Images; provided, however, that

(a)	neither Getty Images nor any of its other Restricted Subsidiaries

(1)	provides any credit support for any Indebtedness or other Obligations of such Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness) or

(2)	is directly or indirectly liable for any Indebtedness or other Obligations of such Subsidiary and

(b)	at the time of designation of such Subsidiary, such Subsidiary has no property or assets (other than de minimis assets resulting from the initial capitalization of such Subsidiary). The board of directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation no Default or Event of Default shall have occurred or be continuing. Any designation pursuant to this definition by the board of directors of Getty Images shall be evidenced to the trustee by the filing with the trustee of a certified copy of the resolution of Getty Images’ board of directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing

(a)	the then outstanding aggregate principal amount of such Indebtedness into

(b)	the total of the product obtained by multiplying

(i)	the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by

(ii)	the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

Governing Law

The indenture and the debentures are governed by and construed in accordance with the laws of the State of New York.

Book-Entry System

We initially issued the debentures in the form of a global debenture, bearing a legend relating to restrictions on transfer, and deposited the global debenture with the trustee, on behalf of, DTC and registered it in the name of Cede & Co. as DTC’s nominee.

Debentures resold under the registration statement of which this prospectus forms a part will be evidenced by one or more permanent global debentures in definitive, fully registered form, which will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. as DTC’s nominee.

Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee (which we collectively refer to as participants) or persons that may hold interests through participants. Owners of beneficial interests in the debentures represented by the global securities hold their interests pursuant to the procedures and practices of DTC. Ownership of beneficial interests in a global security are shown on, and the transfer of that ownership is effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, are considered the sole owner or holder of the debentures represented by that global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security are not entitled to have debentures represented by that global security

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registered in their names, will not receive or are not entitled to receive physical delivery of debentures in definitive form and are not considered the owners or holders thereof under the indenture. Beneficial owners are not holders and are not entitled to any rights provided to the holders of debentures under the global securities or the indenture. Principal and interest payments, if any, on debentures registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. None of Getty Images, the trustee or the registrar for the debentures have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, on receipt of any payment of principal or interest, if any, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.

If we redeem less than all of the global security, we have been advised that it is DTC’s practice to determine by lot the amount of the interest of each participant in the global security to be redeemed.

If DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by us within 90 days or if an event of default shall occur under the indenture, we will issue debentures in definitive form in exchange for the entire global security for the debentures. In addition, we may at any time and in our sole discretion determine not to have debentures represented by a global security and, in such event, will issue debentures in definitive form in exchange for the entire global security relating to such debentures. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of debentures represented by such global security equal in principal amount to such beneficial interest and to have such debentures registered in its name. Debentures so issued in definitive form will be issued as registered debentures in denominations of $1,000 principal amount and integral multiples thereof, unless otherwise specified by us.

Registration Rights

We entered into a registration rights agreement with the initial purchasers of the debentures pursuant to which we are, at our own expense, for the benefit of the holders, filing with the SEC a shelf registration statement, of which this prospectus is a part, covering resale of the debentures and the shares of our common stock issuable on conversion of the debentures. We will use our reasonable best efforts to keep the shelf registration statement effective, subject to permitted exceptions, until the earlier of

•	the sale pursuant to Rule 144 under the Securities Act or the shelf registration statement of all the securities registered thereunder, and
•	the expiration of the holding period applicable to such securities held by persons that are not affiliates of Getty Images under Rule 144(k) under the Securities Act or any successor provision.

We may suspend use of the shelf registration statement under certain circumstances relating to pending or prospective corporate developments, public filings with the SEC and similar events. Any suspension period shall not exceed an aggregate of 30 days for all periods in any three-month period or an aggregate of 90 days for all periods in any 12-month period.

We will pay predetermined liquidated damages if this prospectus is unavailable for periods in excess of those permitted above. Such liquidated damages shall accrue until the unavailability is cured on the debentures at an annual rate equal to 0.5% per annum on the principal amount of the debentures.

So long as the unavailability continues, we will pay liquidated damages in cash on each interest payment date for the debentures to the holder of record on the record date immediately preceding the applicable interest payment date. When the unavailability is cured, we will pay accrued and unpaid liquidated damages in cash to the record holder as of the date of such cure.

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A holder who sells debentures or shares of our common stock issued on conversion of the debentures pursuant to the shelf registration statement generally will be required to:

•	be named as a selling security holder in the related prospectus;
•	deliver a prospectus to purchasers; and
•	be bound by certain provisions of the registration rights agreement that are applicable to such holder, including certain indemnification provisions, and will be subject to certain civil liability provisions under the Securities Act.

Under the registration rights agreement we will:

•	provide copies of this prospectus to each holder that has notified us of its acquisition of debentures or shares of our common stock issued on conversion of the debentures; notify each such holder when the shelf registration statement has become effective; and
•	take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the debentures and the shares of our common stock issued on conversion of the debentures.

We agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of the shelf registration statement by release made to Reuters Economic Services and Bloomberg Business News or other reasonable means of distribution.

Holders are required to complete and deliver to us a form of notice and questionnaire prior to any intended distribution of debentures or shares of our common stock issuable on conversion of the debentures pursuant to the shelf registration statement.

Holders are required to complete and deliver the questionnaire at least ten business days prior to the effectiveness of the shelf registration statement in order to be named as a selling security holder in the related prospectus at the time of effectiveness. On receipt of a completed questionnaire, together with such other information as we may reasonably request from a holder, we will, within 15 business days, file such amendments to the shelf registration statement or supplements to this prospectus as are necessary to permit such holder to deliver this prospectus to purchasers of debentures or shares of our common stock issuable on conversion of the debentures, subject to our right to suspend the use of the prospectus as described above. We will pay predetermined liquidated damages as described above to the holder of debentures, if we fail to make the filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling security holder in the prospectus and therefore will not be permitted to sell the debentures or shares of our common stock issuable on conversion of the debentures pursuant to the shelf registration statement.

In no event may the method of distribution of the debentures or shares of our common stock take the form of an underwritten offering without our prior agreement.

The summary herein of certain provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

DESCRIPTION OF INDEBTEDNESS

Senior Credit Facility

General

On July 19, 2002, we entered into a credit agreement for a senior revolving credit facility with Bank of America, N.A. and certain other lenders from time to time party to the credit agreement. Pursuant to the terms of the senior credit facility, the financial institutions agreed to make available to us and certain of our subsidiaries a senior revolving credit facility of up to $85.0 million (including a $15.0 million sublimit for the issuances of letters of credit) which we may request to increase, on a one time basis, on or before June 30, 2004, by up to $40.0 million; provided, however that each financial institution’s obligation to increase the amount of its lending commitment is at its sole discretion.

The senior credit facility is available for our general corporate purposes including, but without limitation, acquisitions and working capital requirements. As of March 31, 2004, we had $3.7 million of senior indebtedness outstanding in the form of letters of credit.

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Advances under the senior credit facility bear an annual interest rate equal to either

(a)	LIBOR (as defined in the credit agreement) plus a spread ranging from 0.875% to 1.625% depending on our leverage ratio, or

(b)	the higher of

(i)	the Federal Funds Rate plus 0.500%, or

(ii)	the rate of interest in effect on the date of the advance as publicly announced by Bank of America, N.A. as its “prime rate” plus a spread ranging from zero to 0.250% depending on our leverage ratio. We are also subject to a commitment fee for any unutilized portion of the facility ranging between 0.250% and 0.400% annually, depending on our leverage ratio. Notwithstanding the foregoing, if an event of default occurs under the senior credit facility the applicable annual interest rate will be increased by an additional 2% and shall remain at such level for as long as an event of default continues.

The senior revolving credit facility agreement was amended to permit the redemption of our 5.0% convertible subordinated notes and to allow additional repayment of any subordinated debt up to $100 million provided that we maintain cash and cash equivalents and short term investments balances of no less than $50 million in excess of amounts outstanding under the senior credit facility during the three month period commencing on the date of such repayment. The agreement was also amended to release $3.9 million in short-term investments as collateral for letters of credit aggregating this same amount.

Repayment and Prepayment

Each advance under the senior credit facility must be repaid on or before June 30, 2005. At our election, however, we may prepay advances outstanding under the senior credit facility at any time without penalty other than customary LIBOR breakage costs for LIBOR advances. No advance may be outstanding after June 30, 2005.

Security

All of our obligations under the senior credit facility are unconditionally guaranteed by certain of our subsidiaries. These obligations are secured by

(a)	pledges of 100% of the capital stock of certain of our subsidiaries,

(b)	pledges of 65% of the voting capital stock and 100% of the non-voting capital stock of certain of our foreign subsidiaries, and

(c)	a lien on certain of our and our subsidiaries’ assets, primarily trademarks, current assets and property and equipment.

In addition, the senior credit facility contains an undertaking by us that in the event any subsidiary whose total revenues comprise, or are expected to comprise, 5% or more of our total revenues and the total revenues of our subsidiaries taken as a whole, then such subsidiary, if a domestic subsidiary, will also become a guarantor to the senior credit facility and grant a security interest in certain of its assets, and the capital stock of such subsidiary will be pledged as set forth in (a) or (b) of the foregoing paragraph, as applicable.

Covenants and Undertakings

The senior credit facility contains certain financial covenants including

(a)	maintaining a consolidated net worth as of the end of any fiscal quarter of not less than the sum of

(i)	$484.3 million,

(ii)	50% of consolidated net income for each quarter, and

(iii)	100% of future increases in stockholders’ equity through the issuance and sale of stock,

(b)	maintaining a fixed charge coverage ratio of 1.5 for each fiscal quarter on a trailing four-quarter basis, and

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(c)	the maintenance of a maximum leverage ratio of 3.00 for the fiscal quarter ended December 31, 2003 and for each fiscal quarter thereafter, all measured on a trailing four-quarter basis.

To date we have met all of the financial covenants contained in the senior credit facility.

The senior credit facility also contains various other undertakings which, among other things, restrict certain encumbrances, disposals, borrowings, leasing of real property and equipment, guarantees, investments, making of loans, repayment of subordinated debt in excess of $100.0 million, paying dividends, altering share capital, changes of business, transactions with our affiliates other than on arm’s-length terms, and changes to constitutional documents and acquisitions.

The limitation on acquisitions prohibits us and any of our subsidiaries from making acquisitions except for certain permitted acquisitions. A permitted acquisition is any non-hostile acquisition provided that:

(a)	the acquisition is of a business that carries on substantially the same business as us,

(b)	there is no event of default existing or would be existing after giving effect to the acquisition,

(c)	the target company’s board of directors approves the transaction,

(d)	the acquisition does not cause us to breach our financial covenants,

(e)	we are the surviving corporation after the acquisition, and

(f)	the total cash consideration paid by us in the acquisition, including the assumption of liabilities and any deferred payments, does not exceed $15.0 million in the aggregate in any fiscal year or $30.0 million in the aggregate in any three-fiscal year period.

Borrowing under the senior credit facility is subject to, among other things, compliance with the financial covenants and undertakings set forth in the senior credit facility, and failure to comply with those covenants could result in all amounts outstanding under the senior credit facility becoming immediately due and payable.

Events of Default

The senior credit facility contains various events of default including, among others, non-payment of amounts due under the senior credit facility, breaches of covenants or undertakings, breaches of representations and warranties contained in the senior credit facility, cross-default of certain other indebtedness, certain events of insolvency or bankruptcy, material litigation or judgments against us, change of control of us or any subsidiary party to the senior credit facility, and breach of any guaranty agreement entered into in connection with the senior credit facility. The senior credit facility also contains events of default relating to the legality or repudiation of the senior credit facility documentation and certain ERISA events. A change of control of our company will occur if any person, or persons acting in concert, becomes a beneficial owner, directly or indirectly, of 25% or more (and in the case of Getty Investments L.L.C., 35% or more) of the equity securities of us, Getty Communications Limited or any of our subsidiaries that guarantee the senior credit facility. A change of control is also deemed to have occurred if during any consecutive 12-month period a majority of our board of directors cease to be composed of individuals who were members of our board of directors on the first day of such 12-month period.

On the occurrence of an event of default the banks may terminate the ability to borrow under the senior credit facility, require that all amounts outstanding under the senior credit facility be repaid immediately and/or enforce the security given in respect of the senior credit facility.

5.0% Convertible Subordinated Notes due 2007

In March 2000, we issued $250.0 million aggregate principal amount of 5.0% convertible subordinated notes due 2007. We redeemed these notes in full on July 10, 2003.

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DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of April 30, 2004, 58,281,910 shares of our common stock were outstanding. One share of our preferred stock has been designated as Series A special voting preferred stock and is outstanding and one share of our preferred stock has been designated as Series B special voting stock and is outstanding. No other shares of preferred stock are currently outstanding.

The following is a summary description of our capital stock. Our bylaws and our restated certificate of incorporation provide further information about our capital stock.

Common Stock

Each holder of our common stock is entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, each holder of our common stock is entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. In the event of our liquidation, dissolution or winding up, each holder of our common stock is entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of the holders of any class of preferred stock then outstanding. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more classes or series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series or the designation of the class or series, without the approval of our stockholders. The authority of our board of directors to issue preferred stock without approval of our stockholders may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others.

We have issued one share of our Series A special voting preferred stock and one share of our Series B special voting preferred stock, which we collectively refer to as “special voting stock.” The holder of the special voting stock is not entitled to receive dividends or to participate in the proceeds of any liquidation, and the certificates of designation governing the special voting stock provide no rights or preferences other than the voting rights described below. The special voting stock is held by Montreal Trust Company of Canada, as trustee, under two voting trust and exchange rights agreements. Under these agreements, Montreal Trust is obligated to vote the Series A special voting stock and the Series B special voting stock in accordance with the instructions received from the holders of the exchangeable non-voting shares of EyeWire Partners, Inc. and 3032097 Nova Scotia Limited, respectively.

The holder of the special voting stock is entitled to vote with the holders of common stock as a single class on all matters submitted to a vote of our stockholders, except as otherwise provided by law. The voting rights of the holder of the special voting stock are identical to those of the holders of common stock in all respects, except that the holder of the special voting stock is entitled to a number of votes equal to the number of shares of our common stock issuable on the exchange of

(a) in the case of the Series A special voting stock, the outstanding exchangeable non-voting shares of EyeWire Partners, and

(b) in the case of the Series B special voting stock, the outstanding exchangeable non-voting shares of 3032097 Nova Scotia Limited, in each case excluding exchangeable non-voting shares that are owned by us, any of our subsidiaries and any person directly or indirectly controlled by or under common control with us. All of the exchangeable non-voting shares of EyeWire Partners are held by one of our controlled subsidiaries and, therefore, the Series A special voting stock is not currently entitled to exercise voting rights.

Exchangeable Non-Voting Shares in 3032097 Nova Scotia Limited

In connection with our acquisition of EyeWire, pursuant to a Combination Agreement, dated August 5, 1999, the former stockholders of EyeWire received an aggregate of 1,561,010 exchangeable non-voting shares of 3032097 Nova Scotia Limited, a subsidiary we

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formed to complete the EyeWire acquisition. Each exchangeable non-voting share is exchangeable for one share of our common stock. We have an effective shelf registration statement in place with respect to the resale of the common stock by such former EyeWire stockholders. The former stockholders of EyeWire must exchange their exchangeable non-voting shares into the shares of our common stock before they can sell shares under the shelf registration statement. As of April 30, 2004, 5,501 exchangeable non-voting shares were outstanding.

Registration Rights

The holders of approximately 14,243,272 shares of common stock, or their permitted transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreements between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of the registration and are entitled to include their shares of common stock therein. Additionally, certain of these holders have demand registration rights with respect to their shares of common stock, and we are required to use our reasonable best efforts to effect the registration if such holders exercise those rights. All of these registration rights are subject to conditions and limitations, including the right of the lead underwriters of an offering to limit the number of shares included in the registration.

We are required to pay most of the costs incurred in connection with any registration of these shares, excluding underwriting discounts and commissions and any stamp or transfer tax or duty. The registration rights described above could result in substantial future expenses and adversely affect any future equity or debt offering.

Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Section 203 of the Delaware General Corporation Law

We are a Delaware corporation subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Section 203 generally provides that a stockholder acquiring more than 15%, but less than 85%, of the outstanding voting stock of a corporation subject to Section 203 may not engage in a “business combination,” as defined in Section 203, with the corporation for a period of three years from the date on which that stockholder became an “interested stockholder,” as defined in Section 203, unless:

•	prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the stockholder became an interested stockholder; or
•	the business combination is approved by the board of directors of the corporation and authorized by the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to a stockholder. In general, an interested stockholder is a person who, together with its affiliates, owns, or within three years prior to the determination of the interested stockholder status, did own, 15% or more of the voting stock of the corporation. Section 203 could prohibit or delay a merger or other takeover or change of control transaction with respect to our company and, accordingly, may discourage actions that could result in a premium over the market price to be paid for the shares held by our stockholders.

Issuance of Preferred Stock

Our board of directors is authorized to issue 5,000,000 shares of preferred stock and determine the powers, preferences and special rights of any unissued series of preferred stock, including voting rights, dividend rights, terms of redemption, conversion rights and the designation of any such series, without the approval of our stockholders. As a result, our board of directors could issue preferred stock quickly and easily, which could adversely affect the rights of holders of our common stock. Our board of directors could issue the preferred stock with terms calculated to delay or prevent a change in control or make removal of management more difficult.

Classification of Our Board of Directors

Our restated certificate of incorporation provides that our board of directors shall consist of ten directors, or any number of directors as the board of directors may fix by the vote of a majority of the entire board of directors, and be divided into three classes. The directors in each class will serve three-year terms, with one class being elected each year by our stockholders. At each annual meeting of

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our stockholders, the successors to directors whose terms will then expire will be elected to serve for a three-year term. Because this system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of our company and may maintain the incumbency of the board of directors.

Stockholder Action; Special Meetings of Stockholders

Our bylaws provide that our stockholders may not take action by written consent, and can only take action at a duly called annual or special meeting of our stockholders. Our bylaws further provide that, unless otherwise prescribed by statute or by our amended and restated certificate of incorporation, special meetings of our stockholders may only be called by the Chairman of the Board, the President or the Secretary of our company, at the written request of at least two-thirds of the entire board of directors or the record holders of at least a majority of the outstanding shares of our common stock. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy contests. Such provisions could have the effect of discouraging others from making tender offers for our shares.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is The Bank of New York. Its address is 101 Barclay Street, New York, New York 10286 and its telephone number is (212) 815-5763.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the debentures and our common stock into which the debentures may be converted. This discussion applies only to holders that hold the debentures and our common stock into which such debentures are convertible as capital assets (generally, as investments).

This discussion does not describe all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;
•	insurance companies;
•	dealers and certain traders in securities;
•	tax-exempt organizations;
•	persons holding the debentures or our common stock as part of a “straddle,” “hedge,” “conversion” or similar transaction;
•	United States Holders (as defined below) whose functional currency is not the U.S. dollar;
•	certain former citizens or residents of the United States;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; and
•	persons subject to the alternative minimum tax.

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, final, temporary and proposed Treasury regulations and administrative pronouncements, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. No rulings have been sought or are expected to be sought from the Internal Revenue Service or a court with respect to any of the U.S. federal income tax consequences discussed below. As a result, there is a possibility that the Internal Revenue Service or a court will disagree with the tax characterization and the tax consequences described below. Further, the discussion does not address the U.S. federal estate or gift tax consequences, or any state, local or foreign tax consequences, of the purchase, ownership or disposition of the debentures or our common stock.

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This discussion of material U.S. federal income tax consequences is for general information only and is not tax advice. Persons considering the purchase of the debentures are urged to consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Classification of the Debentures

Under the indenture governing the debentures, we agreed, and by acceptance of a beneficial interest in a debenture each holder of a debenture will be deemed to have agreed, to treat the debentures as indebtedness for U.S. federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments (the “contingent payment debt regulations”) with a “comparable yield” calculated in the manner described below.

However, because the applicability of the contingent payment debt regulations to instruments such as the debentures is uncertain, no assurance can be given that the Internal Revenue Service will not assert that the debentures should be treated differently. Different treatment could affect the amount, timing and character of income, gain or loss with respect to an investment in the debentures.

The remainder of this discussion assumes that the debentures will be treated as indebtedness subject to the contingent payment debt regulations. If the Internal Revenue Service does not respect the classification of the debentures as indebtedness, a holder could experience U.S. federal income tax consequences that are different from those described herein.

Tax Consequences to United States Holders

As used herein, the term “United States Holder” means a beneficial owner of a debenture or our common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

Interest Accruals on the Debentures

Under the contingent payment debt regulations, a United States Holder, regardless of its method of accounting for U.S. federal income tax purposes, will be required to accrue interest income on the debentures on a constant yield to maturity basis at an assumed yield (the “comparable yield”) determined at the time of issuance of the debentures. Accordingly, a United States Holder generally will be required to include interest in income, in each year prior to maturity, which will be significantly in excess of the regular interest payments that are actually received by the United States Holder on the debentures. The comparable yield for the debentures is based on the rate at which we would issue a nonconvertible, fixed rate debt instrument with no contingent payments, but with terms and conditions otherwise similar to those of the debentures. We have determined the comparable yield to be 9.25%, compounded semi-annually. If our determination of the comparable yield were to be successfully challenged by the Internal Revenue Service, the redetermined yield could be materially greater or less than the comparable yield provided by us, which could result in U.S. federal income tax consequences that are different from those described herein.

Solely for U.S. income tax purposes, we are required to provide you with a “projected payment schedule” in respect of the debentures that represents a series of payments the amount and timing of which would produce a yield to maturity on the debentures equal to the comparable yield. Holders that wish to obtain the projected payment schedule may do so by contacting Getty Images, Inc., 601 N. 34th Street, Seattle, WA 98103; Attention: Chief Financial Officer. If our determination of the comparable yield were to be successfully challenged by the Internal Revenue Service, the projected payment schedule could differ materially from the projected payment schedule provided by us.

The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a United States Holder’s interest accruals and adjustments thereof in respect of the debentures for U.S. federal income

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tax purposes and do not constitute a projection or representation regarding the actual amounts payable to United States Holders of the debentures.

Pursuant to the terms of the indenture, we and every United States Holder agree (in the absence of an administrative determination or judicial ruling to the contrary) to be bound by our determination of the comparable yield and projected payment schedule and to use such comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of the debentures.

Based on the comparable yield and the issue price of the debentures, a United States Holder of a debenture (regardless of its accounting method) is required to accrue interest as the sum of the daily portions of interest on the debentures for each day in the taxable year on which the United States Holder holds the debenture, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the debentures (as set forth below). The issue price of the debentures is the first price at which a substantial amount of the debentures is sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers (the “issue price”).

The daily portions of interest in respect of a debenture are determined by allocating to each day in an accrual period the ratable portion of interest on the debenture that accrues in the accrual period. The amount of interest on a debenture that accrues in an accrual period is the product of the comparable yield on the debenture (adjusted to reflect the length of the accrual period) and the adjusted issue price of the debenture at the beginning of the accrual period. The adjusted issue price of a debenture at the beginning of the first accrual period will equal its issue price and for any accrual periods thereafter will be (x) the sum of the issue price of such debenture, plus any interest previously accrued thereon (disregarding any positive or negative adjustments described below) minus (y) the amount of any projected payments on the debentures for previous accrual periods.

Adjustments to Interest Accruals on the Debentures

In addition to the interest accrual discussed above, a United States Holder will be required to recognize additional interest income in an amount equal to the excess, if any, of the aggregate actual payments received by the United States Holder in a taxable year over the projected payments in respect of a debenture for that taxable year (a “net positive adjustment”). For this purpose, the payments in a taxable year include the fair market value of property (such as our common stock) received in that year and also should include any liquidated damages received in that year. For U.S. federal income tax purposes, we intend to take the position that payments of liquidated damages, if any, should be treated as payments of additional interest. If a United States Holder receives actual payments that, in the aggregate, are less than the projected payments in respect of a debenture for a taxable year, the United States Holder will incur a “net negative adjustment” equal to the amount of such difference. This net negative adjustment will (i) first reduce the amount of interest in respect of the debenture that a United States Holder would otherwise be required to accrue in the taxable year under the Treasury regulations governing contingent payment debt instruments and (ii) to the extent of any excess, give rise to an ordinary loss equal to that portion of such excess that does not exceed an amount equal to the excess of (A) the amount of all previous interest inclusions on the debenture over (B) the total amount of the United States Holder’s net negative adjustments treated as ordinary loss on the debenture in prior taxable years. A net negative adjustment is not subject to the 2% floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any net negative adjustment in excess of the amounts described in (i) and (ii) will be carried forward to offset future interest income in respect of the debentures or to reduce the amount realized on a sale, exchange or retirement of the debentures.

If a United States Holder purchases a debenture for an amount that differs from the adjusted issue price of the debenture on the acquisition date, the United States Holder will be required to accrue interest income on the debenture and make the necessary adjustments based on the projected payment schedule determined as of the issue date of the debenture. However, the United States tax rules for accruing bond premium, acquisition premium and market discount will not apply. Instead, on acquiring a debenture, a United States Holder will be required to reasonably allocate any difference between the adjusted issue price and the tax basis of the debenture to daily portions of interest or projected payments over the remaining term of the debenture. Prospective investors are urged to consult their own tax advisors regarding these allocations.

If the United States Holder’s tax basis is greater than the adjusted issue price of the debenture on the acquisition date, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a negative adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, the United States Holder’s adjusted tax basis in the debenture is reduced by the amount treated as a negative adjustment. On the other hand, if the United States Holder’s tax basis is

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less than its adjusted issue price on the acquisition date, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a positive adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, the United States Holder’s adjusted tax basis in the debenture is increased by the amount treated as a positive adjustment.

Sale, Exchange, Conversion or Retirement of the Debentures

On a sale, exchange or retirement of a debenture for cash, a United States Holder will generally recognize gain or loss. The projected payment schedule for the debentures is determined by treating the receipt of our common stock on conversion as a contingent payment with respect to the debentures. Accordingly, we intend to treat the receipt of our common stock by a United States Holder on the conversion of a debenture as a contingent payment under the contingent payment debt regulations. As described above, holders have agreed to be bound by our determination of the comparable yield and the schedule of projected payments.

The amount of gain or loss recognized on a taxable sale, exchange, conversion or retirement will be equal to the difference between the amount realized on the sale, exchange, conversion or retirement (including the fair market value of our common stock received, if any) and such United States Holder’s adjusted tax basis in the debenture. A United States Holder’s adjusted tax basis in a debenture will generally be equal to the United States Holder’s purchase price for the debenture, increased by any interest income previously accrued by the United Stated Holder (determined without regard to any positive or negative adjustments to interest accruals described above), other than any positive or negative adjustments to reflect discount or premium to the adjusted issue price, if any, and decreased by the amount of any projected payments previously made on the debenture to the United States Holder. A United States Holder generally will treat any gain as interest income and any loss as ordinary loss to the extent of the excess, if any, of (i) previous interest inclusions over (ii) the total negative adjustments previously taken into account as ordinary loss. Any remaining loss generally will be treated as capital loss. The deductibility of capital losses is subject to limitations. A United States Holder who sells the debentures at a loss that meets certain thresholds may be required to file a disclosure statement with the Internal Revenue Service under recently promulgated Treasury regulations.

A United States Holder’s tax basis in our common stock received on the conversion of a debenture will equal the then current fair market value of such common stock. The United States Holder’s holding period for our common stock received will commence on the day immediately following the date of conversion.

Constructive Distributions

If at any time we increase the conversion rate, either at our discretion or pursuant to the conversion rate adjustment provisions contained in the debentures, the increase may be treated as a constructive distribution to United States Holders, resulting in a taxable dividend to them to the extent of our current and/or accumulated earnings and profits. Furthermore, in certain circumstances, the failure to provide for an adjustment to the conversion rate may also be treated as a constructive distribution. Therefore, United States Holders may recognize income in the event of a constructive distribution in the manner described under “—Tax Consequences to United States Holders—Taxation of Distributions on our Common Stock” below, even though they may not receive any cash or property.

Adjustments to the conversion rate made pursuant to a bona fide, reasonable adjustment formula which has the effect of preventing dilution of the interest of the holders of the debentures generally will not be considered to result in a constructive distribution to the United States Holders. Certain of the possible adjustments under the conversion rate adjustment provisions contained in the debentures (including, without limitation, adjustments in respect of taxable dividends to our stockholders) may not qualify as being made pursuant to a bona fide reasonable adjustment formula. However, adjustments to the conversion rate in the event of stock dividends or the distribution of rights to subscribe for our common stock generally will not be considered to result in a constructive distribution.

Taxation of Distributions on our Common Stock

Distributions paid on our common stock received on the conversion of a debenture, other than certain pro rata distributions of shares of our common stock, will be treated as a dividend to the extent paid out of current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by the United States Holder and taxable as ordinary income when received. Under recently enacted legislation, dividends received by a noncorporate United States Holder may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. United States

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Holders should consult their own tax advisers regarding the implications of this new legislation in light of their particular circumstances. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the United States Holder’s investment, up to the United States Holder’s tax basis in our common stock. Any remaining excess will be treated as a capital gain.

Sale or Exchange of Our Common Stock

Unless a nonrecognition provision applies, gain or loss realized by a United States Holder on the sale or exchange of our common stock received on the conversion of a debenture will be recognized as capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the United States Holder held the common stock for more than one year. The amount of the United States Holder’s gain or loss will be equal to the difference between the United States Holder’s tax basis in the common stock and the amount realized on the sale or exchange. The deductibility of capital losses is subject to limitations. A United States Holder who sells our common stock at a loss that meets certain thresholds may be required to file a disclosure statement with the Internal Revenue Service under recently promulgated Treasury regulations.

Tax Consequences to Non-United States Holders

As used herein, the term “Non-United States Holder” means a beneficial owner of a debenture or our common stock that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien for U.S. federal income tax purposes and who is not, by reason of being either a United States expatriate or a former long-term resident, taxable under Section 877 of the Code;
•	a foreign corporation; or
•	a foreign estate or foreign trust.

Debentures

Payments on the debentures made to a Non-United States Holder, including a payment in shares of our common stock or cash pursuant to a conversion or retirement, and any gain realized on a sale, exchange or other disposition of the debentures generally will be, and any payment of liquidated damages generally should be, exempt from U.S. federal income and withholding tax, provided that:

•	the Non-United States Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank receiving certain types of interest;
•	the Non-United States Holder complies with applicable certification requirements, which generally include furnishing a properly executed IRS Form W-8BEN (or any successor thereto) or a substitute form;
•	a payment or gain, as the case may be, is not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States, and if certain treaty provisions apply, are not attributable to a permanent establishment maintained by such holder in the United States;
•	the debentures and our common stock are actively traded within the meaning of Section 871(h)(4)(c)(v)(l) of the Code (which, for these purposes and subject to certain exceptions, including trading on the New York Stock Exchange); and
•	we are not, and have not been, a U.S. real property holding corporation. We believe that we are not and have not been, nor do we anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

For U.S. federal income tax purposes, we intend to take the position that payments of liquidated damages, if any, should be treated as payments of additional interest. However, if the Internal Revenue Service were to successfully challenge such treatment, a Non-United States Holder could experience U.S. federal income tax consequences that are different from those described above.

If a Non-United States Holder is deemed to have received a constructive distribution (see “—Tax Consequences to United States Holders—Constructive Dividends” above), the Non-United States Holder generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction by an applicable treaty, on the amount that is treated as a taxable dividend. In order to obtain a reduced rate of withholding, a Non- United States Holder must comply with applicable certification requirements, which generally include furnishing a properly executed IRS Form W-8BEN (or any successor thereto) or a substitute form. Non-United States Holders who are

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subject to U.S. withholding tax under such circumstances should consult their own tax advisers as to whether they can obtain a refund for all or a portion of the withholding tax.

If a Non-United States Holder of a debenture is engaged in a trade or business in the United States, and if payments on the debenture, or gain realized on a sale, exchange or other disposition of the debentures, is effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see “—Tax Consequences to United States Holders” above). In order to claim an exemption from U.S. withholding tax, the Non-United States Holder must comply with applicable certification requirements, which generally include furnishing a properly executed IRS Form W-8ECI (or any successor thereto) or a substitute form. These Non-United States Holders should consult their own tax advisers with respect to other U.S. federal income tax consequences of the ownership of the debentures, including the possible imposition of a branch profits tax at a rate of 30%, subject to reduction by an applicable treaty, on their effectively connected income.

Our Common Stock

Dividends paid to a Non-United States Holder of our common stock generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction under an applicable treaty. In order to obtain a reduced rate of withholding, a Non-United States Holder must comply with applicable certification requirements, which generally include furnishing a properly executed IRS Form W-8BEN (or any successor thereto) or a substitute form. Non-United States Holders who are subject to U.S. withholding tax under such circumstances should consult their own tax advisers as to whether they can obtain a refund for all or a portion of the withholding tax.

If a Non-United States Holder of our common stock is engaged in a trade or business in the United States, and if the dividends are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see “—Tax Consequences to United States Holders” above). In order to claim an exemption from U.S. withholding tax, the Non-United States Holder must comply with applicable certification requirements, which generally include furnishing a properly executed IRS Form W-8ECI (or any successor thereto) or a substitute form. These Non-United States Holders should consult their own tax advisers with respect to other tax consequences of the ownership of our common stock, including the possible imposition of a branch profits tax at a rate of 30%, subject to reduction by an applicable treaty, on their effectively connected income.

A Non-United States Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other disposition of our common stock received on an conversion of a debenture, unless:

•	the gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States, and if certain treaty provisions apply, is attributable to a permanent establishment maintained by such holder in the United States;
•	in the case of a Non-United States Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; or
•	we are or have been a U.S. real property holding corporation. We believe that we are not and have never been, nor do we anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

If a Non-United States Holder of our common stock is engaged in a trade or business in the United States, and if the gain realized on the sale or other disposition of our common stock is effectively connected with the conduct of this trade or business, the Non-United States Holder will generally be taxed in the same manner as a United States Holder (see “—Tax Consequences to United States Holders” above). In order to claim an exemption from the U.S. withholding tax, the Non-United States Holder must comply with applicable certification requirements, which generally include furnishing a properly executed IRS Form W-8ECI (or any successor thereto) or a substitute form. These Non-United States Holders should consult their own tax advisers with respect to other tax consequences of the disposition of the common stock, including the possible imposition of a branch profits tax at a rate of 30%, subject to reduction by an applicable treaty, on their effectively connected income.

Backup Withholding and Information Reporting

Information returns may be filed with the Internal Revenue Service in connection with payments on the debentures, our common stock and the proceeds from a sale or other disposition of the debentures or our common stock, unless a holder (i) is an exempt

43	GETTY IMAGES, INC.

recipient (including a corporation), (ii) complies with certain requirements, including applicable certification requirements, or (iii) is described in certain other categories of persons.

A United States Holder may be subject to U.S. backup withholding tax on those payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A Non-United States Holder may be subject to United States backup withholding tax on these payments unless the Non-United States Holder complies with certification procedures to establish that it is not a U.S. person or otherwise is exempt from backup withholding. The certification procedures required of Non-United States Holders to claim the exemption from withholding tax on certain payments on the debentures, described above, generally will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The backup withholding tax rate is currently 28%. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Disclosure Authorization

Notwithstanding any provision in this prospectus or any agreement to the contrary, the Company, the initial purchasers, each holder of a debenture and each prospective investor (and their respective employees, representatives and other agents) may disclose to any and all persons, without limitation of any kind, the U.S. federal income tax treatment and tax structure of the transaction contemplated in this prospectus and all materials of any kind (including opinions or other tax analyses) that are provided by us relating to such tax treatment and tax structure, except where confidentiality is reasonably necessary to comply with applicable securities laws.

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SELLING SECURITY HOLDERS

We originally issued the debentures to the initial purchasers, Deutsche Bank Securities Inc. and Goldman Sachs & Co., in a private placement in June 2003. The debentures were immediately resold by the initial purchasers in transactions exempt from registration under Rule 144A under the Securities Act. Selling security holders, which term includes their transferees, pledgees, donees or their successors, may from time to time offer and sell the debentures and the common stock into which the debentures are convertible pursuant to this prospectus or any applicable prospectus supplement.

The following table sets forth certain information concerning the principal amount of debentures beneficially owned and the number of shares of common stock issuable on conversion of those debentures that may be offered from time to time under this prospectus by the selling security holders named in the table. We prepared this table based on the information supplied to us by the selling security holders named in the table and we have not sought to verify such information. This table only reflects information regarding selling security holders who have provided us with such information. We expect that we will update this table as we receive more information from holders of the debentures who have not yet provided us with their information. We will supplement or amend this prospectus to include additional selling security holders on request and on provision of all required information to us. Information concerning the selling security holders may change from time to time and any changed information will be set forth in amendments or supplements to this prospectus if and when necessary.

The number of shares of common stock issuable on conversion of the debentures shown in the table below assumes conversion of the full amount of debentures held by each selling security holder at an initial conversion rate of 16.3720 shares per $1,000 principal amount of debentures. This conversion rate is subject to adjustment in certain events. Accordingly, the number of conversion shares may increase or decrease from time to time. The percentages of common stock beneficially owned and being offered are based on the number of shares of our common stock that were outstanding as of April 30, 2004. Because the selling security holders may offer all or some portion of the debentures or the shares of common stock issuable on conversion of the debentures pursuant to this prospectus, we have assumed for purposes of the table below that the selling security holders will sell all of the debentures and all of the shares of common stock offered by this prospectus pursuant to this prospectus. In addition, the selling security holders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information to us regarding their holdings. As of April 30, 2004, we had $265,000,000 in principal amount of the debentures and 58,281,910 shares of common stock outstanding.

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Based on information provided by the selling security holders, none of the selling security holders has held any position or office or has had any material relationship with us within the past three years except as described below.

Name	Principal Amount of Debentures Beneficially Owned and Offered	Percentage of Debentures Outstanding	Shares of Common Stock Beneficially Owned Before the Offering(1)	Conversion Shares of Common Stock Offered(2)

Alexandra Global Master Fund, Ltd.	2,250,000	*	—	36,837
Argent LowLev Convertible Arbitrage Fund LLC	694,000	*	—	11,362
Argent LowLev Convertible Arbitrage Fund II, LLC	106,000	*	—	1,735
Argent LowLev Convertible Arbitrage Fund Ltd.	2,900,000	1.1	—	47,479
Barclays Global Investors Diversified Alpha Plus Funds c/o Forest Investment Mngt. LLC	233,000	*	—	3,815
B.P. Amoco PLC Master Trust	236,000	*	—	3,864
Class C Trading Company, Ltd.	500,000	*	—	8,186
City of Stamford Police Pension Fund	170,000	*	—	2,783
CNH CA Master Account, L.P.	500,000	*	—	8,186
Credit Suisse First Boston LLC	1,000,000	*	—	16,372
Credit Suisse First Boston Europe Ltd.	200,000	*	—	3,274
DBAG-London(3)	100,700,000	38.0	—	1,648,657
Deutsche Bank Securities Inc.(3)	12,800,000	4.8	—	209,561
Forest Fulcrum Fund LP	835,000	*	—	13,671
Forest Global Convertible Fund, Ltd. Class A-5	2,596,000	*	—	42,502
Forest Multi-Strategx Master Fund SPC, on behalf of its Multi Strategy Segregated Portfolio	594,000	*	—	9,725
HFR CA Global Select Master Trust Account	100,000	*	—	1,637
Hotel Union & Hotel Industry of Hawaii Pension Plan	92,000	*	—	1,506
JMG Triton Offshore Fund, Ltd.	1,000,000	*	—	16,372
Laurel Ridge Capital, LP	10,000,000	3.8	—	163,720
LLT Limited	220,000	*	—	3,602
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent	600,000	*	—	9,823
Nisswa Master Fund Ltd	2,000,000	*	—	32,744
Privelege Portfolio Sicav	3,000,000	1.1	—	49,116
Relay 11 Holdings Co.	155,000	*	—	2,538
Silver Convertible Arbitrage Fund, LDC	400,000	*	—	6,549
Silverback Master, Ltd.	25,000,000	9.4	—	409,299
Sphinx Convertible Arb Fund SPC	163,000	*	—	2,669
Teachers Insurance and Annuity Association of America	7,750,000	2.9	—	126,883
Tredia Performance Fund Limited	200,000	*	—	3,274
UBS AG London Branch	42,000,000	15.8	—	687,623
Univest Convertible Arbitrage Fund Ltd.	116,000	*	—	1,899
Valueline Convertible Fund, Inc.	250,000	*	—	4,093
Viacom Inc. Pension Plan Master Trust	8,000	*	—	131
Waterstone Market Neutral Fund, L.P.	2,655,000	1.0	—	43,468
Waterstone Market Neutral Offshore Fund, Ltd.	13,345,000	5.0	—	218,484
Waterstone Market Neutral Mac51, Ltd.	2,000,000	*	—	32,744
Xavex-Convertible Arbitrage 2 Fund	300,000	*	—	4,912
Xavex-Convertible Arbitrage 4 Fund	123,000	*	—	2,014
Zurich Institutional Benchmarks Master Fund Ltd.	941,000	*	—	15,406
Any other holder of debentures or future transferee, pledgee, donee or successor of any holder(4)(5)	26,268,000	9.9	—	430,059

*	Less than one percent.
(1)	Figures in this column do not include the shares of common stock issuable on conversion of the debentures listed in the column to the right.
(2)	Figures in this column represent the number of shares of common stock issuable on conversion of all of the debentures owned by the security holders.
(3)	Deutsche Bank Securities Inc., an affiliate of DBAG-London, was an initial purchaser of the debentures. In addition, in the ordinary course of their respective businesses, Deutsche Bank Securities Inc., DBAG-London and/or their affiliates have engaged, or may in the future engage, in investment banking, investment advisory and/or commercial banking transactions with us and our affiliates for which customary compensation has been, and will be, received.
(4)	Information about other selling security holders will be set forth in amendments or supplements to this prospectus, if required.
(5)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable on conversion of the debentures at the base conversion rate.

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PLAN OF DISTRIBUTION

The selling security holders, which term includes all transferees, pledges, donees or their successors, may from time to time sell the debentures and the common stock into which the debentures are convertible covered by this prospectus, which we collectively refer to in this section as the securities, directly to purchasers or offer the securities through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling security holders and/or the purchasers of securities for whom they may act as agent, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The securities may be sold in one or more transactions:

•	at fixed prices;
•	at prevailing market prices at the time of sale;
•	at varying prices determined at the time of sale; or
•	at negotiated prices.

These sales may be effected in transactions that may involve crosses or block transactions, in the following manner:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of our common stock;
•	in the over-the-counter-market;
•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or
•	through the writing and exercise of options, whether these options are listed on any options exchange or otherwise.

In connection with the sale of the securities, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging positions they assume. The selling security holders may sell the securities short and deliver securities to close out short positions, or loan or pledge the securities or broker-dealers that in turn may sell these securities.

Our outstanding common stock is listed for trading on the New York Stock Exchange under the symbol “GYI.” We do not intend to list the debentures on any securities exchange. We cannot assure you as to the liquidity of any trading market for the debentures that may develop.

In order to comply with the securities laws of some jurisdictions, if applicable, the holders of securities may offer and sell those securities in such jurisdictions only through registered or licensed brokers or dealers. In addition, under certain circumstances, in some jurisdictions the securities may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdiction or an exemption from registration or qualification requirements is available and is complied with.

The selling security holders, and any underwriters, broker-dealers or agents that participate in the sale of the securities, may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any sale of the securities may be underwriting compensation under the Securities Act. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

If required, at the time of a particular offering of securities by a selling security holder, a supplement to this prospectus will be circulated setting forth the name or names of any underwriters, broker-dealers or agents, any discounts, commissions or other terms constituting compensation for underwriters and any discounts, commissions or concessions allowed or reallowed or paid to agents or broker-dealers.

We entered into a registration rights agreement for the benefit of holders of the securities to register their securities under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreements provided for cross indemnification of the selling security holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the securities, including liabilities under the Securities Act. In the event the selling security holders sell their securities through any underwriter, the registration rights agreement provides for indemnification by us of those underwriters and their respective directors, officers and controlling persons against specified liabilities in connection with the offer and sale of those securities. Pursuant to the registration rights agreement, we will bear all fees and expenses incurred in connection with the registration of the securities, except that selling security holders will pay all broker’s commissions and, in connection with any underwritten offering, underwriting discounts and commissions.

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CONSIDERATIONS FOR EMPLOYEE BENEFIT PLAN INVESTORS

Section 406 of the Employee Retirement Income Security Act of 1974, as amended, which Act is commonly known as ERISA, and Section 4975 of the Code set forth prohibited transaction rules that restrict a broad range of transactions involving the assets of employee benefit plans subject thereto (which we collectively refer to as ERISA Plans) and persons having certain relationships to such plans (referred to as “parties in interest” in ERISA and as “disqualified persons” in Section 4975 of the Code). Transactions covered by such prohibited transaction rules include the sale or purchase of securities or the extension of credit between an ERISA Plan and a party in interest or disqualified person to such plan. We generally are not a party in interest or disqualified person subject to such prohibited transaction rules except with respect to employee benefit plans covering our employees. The initial purchasers, however, are parties in interest and disqualified persons with respect to many ERISA Plans. Accordingly, any person considering the purchase of debentures on behalf of an ERISA Plan with respect to which any of the initial purchasers is a party in interest or disqualified person at the time of such purchase should not purchase any debentures unless a prohibited transaction exemption applies to such transaction. Prohibited transactions exemptions, such as Prohibited Transaction Class Exemption 84-14, 90-1, 91-38, 95-60 and 96-23, provide exemptions from certain of these prohibited transactions for transactions that satisfy the conditions prescribed in those exemptions.

Employee benefit plans that are not subject to the prohibited transaction rules under ERISA or Section 4975 of the Code (which we collectively refer to as Other Plans), including governmental plans or non-U.S. benefit plans, may nonetheless be subject to other federal, state, local or non-U.S. laws that are substantially similar to such rules. In addition, many states and other government bodies have enacted laws that establish standards of fiduciary conduct, legal investment rules, or other requirements for investment transactions involving the assets of governmental plans. If you are considering investing in the debentures on behalf of any Other Plan, you should consult with your advisors regarding the requirements of applicable federal, state, local or non-U.S. law.

Any purchaser or holder of the debentures or any interest therein will be deemed to have represented and warranted by its purchase and holding thereof that either (1) it is not and is not acting on behalf of an ERISA Plan or an Other Plan that is subject to federal, state, local or non-U.S. law substantially similar to the prohibited transaction rules under ERISA or Section 4975 of the Code, or any other person whose underlying assets include “plan assets” of any such plan by reason of such plan’s investment in such entity or (2) such purchase and holding will not result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or any substantially similar law, for which there is no applicable statutory, regulatory or administrative exemption.

LEGAL MATTERS

The validity of the debentures offered hereby and the common stock issuable on conversion of the convertible debentures and certain U.S. federal income taxation matters have been passed on for us by Perkins Coie LLP.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information required by the Exchange Act with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on operation of the public reference room. Our SEC filings are also available to the public from the SEC’s website at: www.sec.gov. Our Internet address is www.gettyimages.com. The information contained on our website is not included as a part of, or incorporated by reference into, this prospectus. We make available, free of charge, on our website, our annual report on Form 10-K, our quarterly reports on Forms 10-Q, our current reports on Forms 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we have electronically filed such material with, or furnished it to, the SEC. Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in it entirety by reference to the copy of the document filed with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information in documents that we have previously filed with the SEC or documents that we will file with the SEC in the future, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file with the SEC in the future will automatically update and supersede this information. We incorporate by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2003,

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004,

•	our Current Report on Form 8-K filed on January 22, 2004, and

•	any future filings we may make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering.

You should rely only on the information contained in this prospectus or incorporated herein by reference. Information contained in this prospectus supplements, modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated herein by reference. Information contained in later-dated documents incorporated herein by reference supplements, modifies or supersedes, as applicable, the information contained in this prospectus or in earlier-dated documents incorporated herein by reference.

We will provide a copy of the documents we incorporate by reference, free of charge, on request, to any person who receives this prospectus. All requests for documents should be directed to Getty Images, Inc., 601 N. 34th Street, Seattle, Washington 98103, Attention: Investor Relations.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the debentures and the shares of common stock issuable on conversion of the debentures to be offered and sold by this prospectus. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits to the registration statement. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC offices referred to above. Any statement made or incorporated by reference into this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

Getty Images, Inc.

$265,000,000

0.5% Convertible Subordinated Debentures due 2023

PROSPECTUS

June 9, 2004